SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

COGENT, INC.

(Name of Subject Company)

COGENT, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

19239Y108 (Common Stock)

(CUSIP Number of Class of Securities)

Ming Hsieh

President and Chief Executive Officer

639 North Rosemead Blvd.

Pasadena, California 91107

(626) 325-9600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With a copy to:

Scott M. Stanton, Esq.

J. Nathan Jensen, Esq.

Morrison & Foerster LLP

12531 High Bluff Drive

San Diego, California 92130

(858) 720-5100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

Name and Address

The name of the subject company is Cogent, Inc., a Delaware corporation (“Cogent”, the “Company”, “we”, “our” or “us”). The address of Cogent’s principal executive office is 639 North Rosemead Blvd., Pasadena, California 91107 and the telephone number of Cogent’s principal executive office is (626) 325-9600.

Securities

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule” or “Statement”) relates to the common stock, $0.001 par value per share, of Cogent (the “Shares” or the “Common Stock” and the holders of such Shares the “Stockholders”). As of the close of business on August 27, 2010, there were 88,389,700 Shares outstanding.

Item 2.	Identity and Background of Filing Person

Name and Address

Cogent is the person filing this Statement. The information about Cogent’s business address and business telephone number in Item 1, under the heading “Name and Address,” is incorporated herein by reference. Cogent’s website address is www.cogentsystems.com. The information on Cogent’s website should not be considered a part of this Statement.

Tender Offer

This Statement relates to a tender offer by Ventura Acquisition Corporation, a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of 3M Company, a Delaware corporation (“Parent” or “3M”), disclosed in a Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and 3M with the Securities and Exchange Commission (the “SEC”) on September 10, 2010, and pursuant to which Purchaser is offering to purchase all outstanding Shares at a price of $10.50 per share, net to the seller in cash (the “Offer Price”), without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 10, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer to Purchase and Letter of Transmittal are being mailed with this Statement and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 29, 2010 (as such agreement may be amended from time to time, the “Merger Agreement”), among 3M, Purchaser and Cogent. There is no financing condition to the Offer. The Merger Agreement provides, among other things, that following the successful consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into Cogent (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share that is not validly tendered pursuant to the Offer will be converted into the right to receive cash in an amount equal to the Offer Price (other than Shares that are held by Cogent, 3M, 3M’s subsidiaries or Purchaser or Shares held by Stockholders, if any, who properly exercise their appraisal rights under the DGCL), without interest thereon and less any withholding taxes. Following the consummation of the Merger, Cogent will continue as the surviving corporation and a wholly-owned subsidiary of 3M (Cogent after the Effective Time hereinafter referred to as the “Surviving Corporation”). A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Merger Agreement is summarized in Section 11 of the Offer to Purchase.

The Merger Agreement governs the contractual rights among Cogent, 3M and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule to provide

Stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Cogent or 3M in Cogent’s or 3M’s public reports filed with the SEC. In particular, the summary of the Merger Agreement contained in the Offer to Purchase and the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by Cogent in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between Cogent, 3M and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Cogent, 3M or Purchaser.

As set forth in the Schedule TO, each of Purchaser’s and 3M’s principal executive offices is located at 3M Center, St. Paul, Minnesota, 55144, and the telephone number of its principal executive office is (651) 733-1110.

Upon filing this Statement with the SEC, Cogent will make this Statement publicly available on its website at www.cogentsystems.com.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements

From time to time, 3M, including its Chief Executive Officer, has engaged with Cogent in the ordinary course of business as a supplier and a customer. Except for the foregoing and as otherwise described in this Statement, including in the Information Statement of Cogent attached hereto as Annex I, which is incorporated herein by reference (the “Information Statement”), as of the date hereof, there are no material agreements, arrangements or understandings, and no potential or actual conflicts of interest, between Cogent or its affiliates and (i) Cogent’s executive officers, directors or affiliates or (ii) Purchaser, 3M or their respective executive officers, directors or affiliates.

The Information Statement is being furnished to the Stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 thereunder, in connection with 3M’s right (after acquiring a majority of the Shares, determined on a fully diluted basis, pursuant to the Offer) to designate persons to Cogent’s Board of Directors (the “Board of Directors” or the “Board”) other than at a meeting of the Stockholders after acquiring a majority of the Shares pursuant to the Offer (such time, the “Acceptance Time”).

(a) Arrangements with Executive Officers and Directors of Cogent

In considering the recommendation of the Board of Directors to tender the Shares in the Offer, Stockholders should be aware that Cogent’s executive officers and directors have agreements or arrangements that may provide them with interests that may differ from, or be in addition to, those of Stockholders generally. The Board of Directors was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As described below, consummation of the Offer will constitute a change in control of Cogent for the purposes of determining the entitlements due to executive officers and directors of Cogent relating to certain severance and other benefits.

Consideration Payable Pursuant to the Offer

If each of Cogent’s directors and executive officers were to tender any Shares each owns for purchase pursuant to the Offer, each would receive the same cash consideration on the same terms and conditions as the other Stockholders. As of August 27, 2010, Cogent’s directors and executive officers (and affiliates and affiliated investment entities) owned in the aggregate 34,374,965 Shares (excluding Shares issuable upon the exercise of options to purchase Common Stock and the vesting of restricted stock units). Of this amount, Mr. Hsieh and certain entities controlled by Mr. Hsieh held approximately 34,369,965 Shares on August 27, 2010, representing approximately 38.9% of Cogent’s outstanding Shares, which are subject to the Voting and Tender Agreement as described in “Arrangements with 3M or Purchaser—Voting and Tender Agreement” below. If the directors and executive officers (and affiliates and affiliated investment entities) were to tender all of their Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the directors and executive officers would receive an aggregate of approximately $360,937,133 in cash, including $360,884,633 by Mr. Hsieh and certain entities controlled by Mr. Hsieh. The beneficial ownership of each director and executive officer is further described in the Information Statement under the heading “Security Ownership of Certain Beneficial Owners and Management.”

Effect of the Offer and the Merger Agreement on Options and Restricted Stock Units

Options

As of August 27, 2010, Cogent’s directors and executive officers held options to purchase 408,753 Shares in the aggregate, with exercise prices ranging from $0.60 to $21.30 per share and an aggregate weighted average exercise price of $5.91 per Share. The Merger Agreement provides that any outstanding option to acquire Shares, whether vested or unvested, shall vest and become fully exercisable immediately prior to the Effective Time in accordance with the terms and conditions of the applicable stock plan under which such option was granted and the applicable stock option agreement for such option. At the Effective Time, each holder of an option will be entitled to receive an amount equal to the excess, if any, of the merger consideration, without interest, over the exercise price per share of such option, less any required withholding taxes. If the exercise price per share of any option equals or exceeds the applicable merger consideration, such amount shall be zero.

The table below sets forth information regarding the options held by Cogent’s directors and executive officers as of August 27, 2010 with an exercise price per share less than the Offer Price.

Name	Number of Securities Underlying Company Stock Options (#)	Option Exercise Price ($)	Aggregate Proceeds ($)	Total ($)
Ming Hsieh	—	—	—	—

Paul Kim	—	—	—	—

Michael Hollowich	2	0.60	20	356,521
	4,570	1.00	43,415
	30,845	4.50	185,070
	21,336	4.50	128,016

James Jasinski	10,000	0.60	99,000	1,349,000
	40,000	0.75	390,000
	40,000	1.00	380,000
	45,583	4.50	273,498
	34,417	4.50	206,502

John C. Bolger	10,000	10.03	4,700	4,700

John P. Stenbit	40,000	4.50	240,000	244,700
	10,000	10.03	4,700

Kenneth R. Thornton	40,000	4.50	240,000	244,700
	10,000	10.03	4,700

Restricted Stock Units

As of August 27, 2010, Cogent’s executive officers and directors held outstanding restricted stock units (“RSUs”) covering 172,250 Shares in the aggregate. Each RSU outstanding immediately prior to the Acceptance Time and held by (i) Cogent’s non-executive directors and (ii) Paul Kim, Cogent’s Chief Financial Officer, will fully vest and convert into one Share immediately prior to the Acceptance Time pursuant to the terms of the respective RSU awards. Thereafter, immediately prior to the Effective Time, such Shares will convert into the right to receive the merger consideration. All other RSUs held by Cogent’s employees, including its executive officers, will fully vest immediately prior to the Effective Time and be settled for Shares with the right to receive the merger consideration, pursuant to the terms of the Merger Agreement.

The table below sets forth information regarding the RSUs held by Cogent’s directors and executive officers as of August 27, 2010.

Name	Shares subject to RSUs (#)	Aggregate Proceeds ($)
Ming Hsieh	—	—
Paul Kim	90,000	945,000
Michael Hollowich	23,500	246,750
James Jasinski	34,750	364,875
John C. Bolger	8,000	84,000
John C. Stenbit	8,000	84,000
Kenneth R. Thornton	8,000	84,000

Management Retention Agreements and Employment Agreements with 3M

Management Retention Agreements

On August 29, 2010, each of Cogent’s executive officers, Ming Hsieh, Chief Executive Officer and Chairman of the Board of Directors, Mr. Kim, James Jasinski, Executive Vice President, Federal and State Systems, and Michael Hollowich, Executive Vice President, Operations, entered into a retention letter agreement (each, a “Retention Agreement”) with 3M and Cogent to continue each of their respective employments with Cogent following the Acceptance Time. Each Retention Agreement provides terms of such employee’s continued employment with Cogent (including the Surviving Corporation) beginning as of the Acceptance Time and during a two year transition period commencing on the first day of the first calendar quarter beginning after the closing of the Merger (the “Commencement Date”) through the second anniversary of the Commencement Date (the “Transition Period”). The Retention Agreements become effective at the Acceptance Time.

Under Mr. Hsieh’s Retention Agreement, Mr. Hsieh is entitled to receive a retention bonus of $153,000, payable in two installments such that one-third of this amount is payable on the first anniversary of the Commencement Date and the remaining amount is payable on the second anniversary of the Commencement Date, contingent upon his continued employment with the Surviving Corporation through each such date. If Mr. Hsieh’s employment with the Surviving Corporation ends before the end of the Transition Period due to the Surviving Corporation’s termination of Mr. Hsieh without cause or his death or disability, Mr. Hsieh is entitled to receive the remaining unpaid portion of the retention bonus, contingent upon the execution of a release of claims in a form acceptable to Cogent and 3M and such release having become effective, enforceable and irrevocable. In addition, Mr. Hsieh has agreed not to engage in a competitive business (as defined in the Retention Agreement) with the Surviving Corporation, or solicit or assist any other person in soliciting any employee or former employee who was employed by Cogent within six months prior to the Acceptance Time, for a five year period following the Acceptance Time.

Under Mr. Kim’s Retention Agreement, Mr. Kim is entitled to receive a retention bonus of $153,000, payable in two installments such that one-third of this amount is payable on the first anniversary of the Commencement Date and the remaining amount is payable on the second anniversary of the Commencement Date, contingent upon his continued employment with the Surviving Corporation through each such date. If Mr. Kim’s employment with the Surviving Corporation ends before the end of the Transition Period due to the Surviving Corporation’s termination of Mr. Kim without cause or his death or disability, Mr. Kim is entitled to receive the remaining unpaid portion of the retention bonus, contingent upon the execution of a release of claims in a form acceptable to Cogent and 3M and such release having become effective, enforceable and irrevocable. In addition, Mr. Kim has agreed not to engage in a competitive business, or solicit or assist any other person in soliciting any employee or former employee who was employed by Cogent within six months prior to the Acceptance Time, for a two year period following the Acceptance Time. However, in the event that Mr. Kim is terminated without cause and the non-competition provisions prevent Mr. Kim from accepting employment with a competitive business, 3M will pay Mr. Kim his monthly base salary in effect immediately prior to the date of termination during the remainder of the restricted period he remains unemployed. In the event that Mr. Kim’s employment with the Surviving Corporation ends before the end of the Transition Period for any reason other than Mr. Kim’s death or disability or a termination of Mr. Kim’s employment by the Surviving Corporation without cause, any unpaid amounts of Mr. Kim’s retention bonus will be forfeited.

Under Mr. Jasinski’s Retention Agreement, Mr. Jasinski is eligible to receive between $36,000 and $90,000 following his continued employment through December 31, 2011 and between $72,000 and $126,000 following his continued employment through December 31, 2012, such amount to depend on the total revenues achieved by the Surviving Corporation during each period. If Mr. Jasinski’s employment with the Surviving Corporation ends before the end of the Transition Period due to the Surviving Corporation’s termination of Mr. Jasinski without cause or his death or disability, Mr. Jasinski is entitled to receive the unpaid portion of the retention bonus, contingent upon the execution of a release of claims in a form acceptable to Cogent and 3M and such release having become effective, enforceable and irrevocable. In addition, Mr. Jasinski has agreed not to engage in a competitive business, or solicit or assist any other person in soliciting any employee or former employee who was employed by Cogent within six months prior to the Acceptance Time, for a two year period following the Acceptance Time. However, in the event that Mr. Jasinski is terminated without cause and the non-competition provisions prevent Mr. Jasinski from accepting employment with a competitive business, 3M will pay Mr. Jasinski his monthly base salary in effect immediately prior to the date of termination during the remainder of the restricted period he remains unemployed. In the event that Mr. Jasinski’s employment with the Surviving Corporation ends before the end of the Transition Period for any reason other than Mr. Jasinski’s death or disability or a termination of Mr. Jasinski’s employment by the Surviving Corporation without cause, any unpaid amounts of Mr. Jasinski’s retention bonus will be forfeited.

Under Mr. Hollowich’s Retention Agreement, Mr. Hollowich is eligible to receive between $36,000 and $90,000 following his continued employment through December 31, 2011 and between $72,000 and $126,000 following his continued employment through December 31, 2012, such amount to depend on the total revenues achieved by the Surviving Corporation during each period. If Mr. Hollowich’s employment with the Surviving Corporation ends before the end of the Transition Period due to the Surviving Corporation’s termination of Mr. Hollowich without cause or his death or disability, Mr. Hollowich is entitled to receive the unpaid portion of the retention bonus, contingent upon the execution of a release of claims in a form acceptable to Cogent and 3M and such release having become effective, enforceable and irrevocable. In addition, Mr. Hollowich has agreed not to engage in a competitive business, or solicit or assist any other person in soliciting any employee or former employee who was employed by Cogent within six months prior to the Acceptance Time, for a two year period following the Acceptance Time. However, in the event that Mr. Hollowich is terminated without cause and the non-competition provisions prevent Mr. Hollowich from accepting employment with a competitive business, 3M will pay Mr. Hollowich his monthly base salary in effect immediately prior to the date of termination during the remainder of the restricted period he remains unemployed. In the event that Mr. Hollowich’s employment with the Surviving Corporation ends before the end of the Transition Period for any reason other than Mr. Hollowich’s death or disability or a termination of Mr. Hollowich’s employment by the Surviving Corporation without cause, any unpaid amounts of Mr. Hollowich’s retention bonus will be forfeited.

Standard 3M Employment Agreements

3M has a form of employment agreement (the “Form Employment Agreement”) that all employees of 3M sign regardless of position. Thus, all Cogent employees, including all executive officers, who become employed by 3M by virtue of the Merger (the “Transferred Employees”) have entered or will enter into the Form

Employment Agreement, effective as of the Effective Time. The Form Employment Agreement includes a number of acknowledgments by the Transferred Employee regarding (among other things) (i) at-will employment status, (ii) obligations regarding the use and development of intellectual property, inventions and copyrightable materials and (iii) responsibilities relating to the non-disclosure of confidential information, proprietary information and controlled technology and software. The Form Employment Agreements do not specify the compensation or benefits to be provided to the Transferred Employees.

Employment Agreements between Cogent and its Executive Officers

Paul Kim Employment Agreement

On January 5, 2004, Cogent and Mr. Kim entered into an employment agreement, which was subsequently amended on August 29, 2010 (the “Employment Agreement Amendment”), such amendment effective as of January 1, 2009 (as amended, the “Kim Employment Agreement”). As set forth in the Kim Employment Agreement, if Mr. Kim terminates his employment within two hundred and seventy (270) days following a “Control Event,” Cogent is required to provide continued payment of Mr. Kim’s base salary for the twelve months following the termination of employment. For the purposes of Mr. Kim’s employment agreement, a “Control Event” is (a) a sale of substantially all of Cogent’s assets to a natural person not currently affiliated, directly or indirectly, with Cogent or to an entity in which at least 50% of the voting power is held by a person or persons who are not Stockholders immediately prior to the consummation of such transaction (such natural person or entity, defined therein to be a non-affiliate), (b) a sale or transfer, by Cogent or any of its Stockholders, to a non-affiliate of shares of capital stock or other securities having at least 50% of our voting power following such sale, or (c) a consolidation, merger or other reorganization involving Cogent in which the surviving corporation, whether or not Cogent, is a non-affiliate, in each case in a single transaction or a series of related transactions, other than a public offering of such capital stock pursuant to a registration statement declared effective by the SEC. Mr. Kim’s current annual salary is $274,000.

The payment of any amount to Mr. Kim under the Kim Employment Agreement upon the termination of his employment shall be delayed until the later of (i) the date necessary to comply with Section 409A(a)(2)(B)(i) of the Internal Revenue Code, or (ii) the date that is eighteen (18) months following the execution date of the Employment Agreement Amendment. Additionally, Cogent has the right to amend or terminate the Kim Employment Agreement at any time, including a retroactive amendment, to the extent such amendment or termination is required to comply with Section 409A(a)(2)(A)(i) of the Internal Revenue Code and Section 1.409A-1(h) of the Treasury Regulations. “Termination” of employment shall mean a “separation from service” as defined in Section 409A(a)(2)(A)(i) of the Internal Revenue Code and Section 1.409A-1(h) of the Treasury Regulations.

Other Executive Officers

Cogent’s employment agreements with Mr. Hollowich and Mr. Jasinski do not provide for any payments upon a change in control of Cogent. Cogent does not have an employment agreement with Mr. Hsieh.

Indemnification of Directors and Officers

Cogent is organized under the laws of the DGCL. Section 145 of the DGCL permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. Cogent’s Certificate of Incorporation provides for the indemnification of Cogent’s directors to the fullest extent permissible under the DGCL. Consequently, no director will be personally liable to Cogent or its Stockholders for monetary damages for any breach of fiduciary duties as a director, except liability for:

•	any breach of the director’s duty of loyalty to Cogent or its Stockholders;

•	any act or omission not in good faith or which involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which the director derived an improper personal benefit.

In addition, Cogent’s bylaws provide that Cogent is required to indemnify its directors, officers, employees and agents, in each case to the fullest extent permitted by the DGCL. Cogent’s bylaws also provide that Cogent shall advance expenses incurred by a director, officer, employee or certain agents in advance of the final disposition of any action or proceeding, and permit Cogent to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether Cogent would otherwise be permitted to indemnify him or her under the provisions of the DGCL.

Cogent has entered into agreements to indemnify its directors, officers and other employees as determined by the Board of Directors. These agreements generally provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. Cogent also maintains directors’ and officers’ liability insurance that insures its directors and officers against certain losses and insures Cogent with respect to its obligations to indemnify its directors and officers.

The Merger Agreement provides that 3M and the Surviving Corporation will honor and fulfill in all respects the indemnification obligations of Cogent, including the advancement of expenses incurred in the defense of any action or suit, incurred prior to the Effective Time. Furthermore, until the sixth anniversary of the Effective Time, the Surviving Corporation will maintain in effect directors’ and officers’ liability insurance with benefits and coverage levels that are no less favorable than Cogent’s existing policies in respect of acts or omissions occurring at or prior to the Effective Time, provided that in satisfying such obligations, 3M and the Surviving Corporation will not be obligated to pay annual premiums in excess of 300% of the amount paid by Cogent for coverage for its last full fiscal year (the “Maximum Annual Premium”). If the annual premiums of such insurance coverage exceed such amount, 3M and the Surviving Corporation will obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium.

(b) Arrangements between Mr. Hsieh and 3M or Purchaser

Voting and Tender Agreement

In connection with the execution of the Merger Agreement, Mr. Hsieh and certain entities controlled by Mr. Hsieh, in their capacity as Stockholders, have entered into a Voting and Tender Agreement dated as of August 29, 2010 with 3M and Purchaser (the “Voting and Tender Agreement”). The outstanding Shares subject to the Voting and Tender Agreement represented, as of August 29, 2010, approximately 38.9% of the total outstanding Shares. Pursuant to the Voting and Tender Agreement, the Stockholder signatories agreed to, among other things, (i) tender in the Offer (and not withdraw) all Shares beneficially owned or thereafter acquired by them, (ii) vote such Shares in support of the Merger in the event Stockholder approval is required to consummate the Merger and against any competing transaction, (iii) appoint 3M as their proxy to vote such Shares in connection with the Merger Agreement, and (iv) subject to certain exceptions, not transfer their Shares. In addition, each Stockholder signatory has granted 3M an option to acquire such Shares at the Offer Price in the event that Purchaser or 3M acquires Shares in the Offer but the Shares subject to the Voting and Tender Agreement are not tendered or are withdrawn from the Offer. The Voting and Tender Agreement will terminate upon the earlier to occur of (a) the termination of the Merger Agreement, (b) the Effective Time and (c) any reduction of the Offer Price or the merger consideration or waiver or amendment of the Minimum Tender Condition (as defined in the Merger Agreement). In addition, if the Board of Directors should change its recommendation in compliance with the terms of the Merger Agreement (other than pursuant to Section 6.8(d)(i) of the Merger Agreement), the Stockholder signatories to the Voting and Tender Agreement are no longer obligated to tender their Shares in the Offer or vote in favor of the Merger, and 3M no longer has the right to purchase Shares pursuant to the option or act as proxy to vote such Shares for such Stockholders, for so long as the change in recommendation remains in effect. This summary of the Voting and Tender Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting and Tender Agreement, which has been filed as Exhibit (e)(2) hereto and incorporated herein by reference.

(c) Arrangements among 3M or Purchaser

Merger Agreement among Cogent and 3M

The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO and the description of the conditions of the Offer contained in Section 13 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and incorporated herein by reference to provide information regarding its terms.

The Merger Agreement governs the contractual rights among Cogent, 3M and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit hereto to provide Stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Cogent, 3M or Purchaser in Cogent’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to Cogent, 3M or Purchaser. The representations and warranties contained in the Merger Agreement were made for the sole benefit of the other parties thereto and have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer and the Merger, or a party may have the right to terminate the Merger Agreement, including if the representations and warranties of another party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties. Stockholders should not rely on the representations and warranties as a characterization of the actual state of facts as of the date of the Merger Agreement or as of the date of this Schedule since they were modified by Cogent’s confidential disclosure letter. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to Stockholders and are qualified by information set forth in the confidential disclosure letter.

Non-Disclosure Agreement

Cogent and 3M entered into a Non-Disclosure Agreement on July 31, 2008, in connection with a possible negotiated transaction between the parties. The Non-Disclosure Agreement was subsequently amended on May 31, 2010 to extend its term by two years, to July 31, 2012. Under the Non-Disclosure Agreement, as amended, 3M agreed, subject to certain exceptions, to keep confidential any non-public information of Cogent and to certain employee non-solicitation provisions for the protection of Cogent. The foregoing summary of the Non-Disclosure Agreement, as amended, does not purport to be complete and is qualified in its entirety by reference to the Non-Disclosure Agreement, as amended, which is filed as Exhibit (e)(3) hereto and incorporated herein by reference.

Item 4.	The Solicitation or Recommendation

(a) Solicitation/Recommendation

After careful consideration, including a thorough review of the Offer with Cogent’s legal and financial advisors, at a meeting held on August 29, 2010, our Board of Directors unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interests of and are fair to Cogent and its Stockholders and (ii) approved and authorized the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

Accordingly, and for the other reasons described in more detail below, our Board of Directors unanimously recommends that Stockholders accept the Offer and tender their Shares pursuant to the Offer.

The joint press release issued by Cogent and 3M announcing the execution of the Merger Agreement is filed as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.

(b) Background

As part of the ongoing evaluation of our business, our Board of Directors and members of our senior management regularly review and assess opportunities to achieve long-term strategic goals, including potential opportunities for business combinations, acquisitions, dispositions, internal restructurings and other strategic alternatives.

In the first half of 2008, we participated in multiple discussions with Company A regarding a potential strategic transaction. In order to be in a better position to evaluate any such strategic transaction, our Board of Directors authorized our senior management to engage Credit Suisse Securities (USA) LLC (“Credit Suisse”) to discuss opportunities with potential strategic and financial parties. In the course of that process, Credit Suisse approached 27 potential parties, including 3M. Of those approached, Company A, Company B and 3M expressed an interest in exploring a potential transaction with us. To facilitate the further exchange of confidential information in contemplation of a possible transaction, we entered into mutual non-disclosure agreements with all such interested parties. During the summer of 2008, our senior management had several in-person meetings and engaged in intermittent discussions with, and provided requested information to, the parties who had expressed an interest in exploring a potential strategic transaction, including 3M. Also, in early July 2008, Ming Hsieh, our President and Chief Executive Officer, and Paul Kim, our Chief Financial Officer, met in New York, New York with representatives of Company A to further discuss a potential strategic transaction.

In mid-September 2008, we received a preliminary, non-binding proposal from Company B setting forth the general business terms of a proposed strategic transaction. At a subsequent telephonic special meeting, our Board of Directors discussed and evaluated Company B’s proposal, with input from our senior management and representatives of Credit Suisse. Representatives of our outside legal counsel, Morrison & Foerster LLP (“Morrison”) also attended the meeting. Our Board of Directors expressed concerns and reservations about the terms of Company B’s proposal, including the proposal’s significant non-cash consideration component that was difficult to evaluate in a meaningful way, and instructed Credit Suisse to convey this view to Company B. Following the meeting, representatives of Credit Suisse had additional discussions with Company B over the course of the fall of 2008.

On September 15, 2008, Messrs. Hsieh and Kim, and Credit Suisse, attended meetings at 3M headquarters in St. Paul, Minnesota and discussed process going forward with members of 3M’s management team. Messrs. Hsieh and Kim presented an overview of our business strategy and operations to enable 3M to further assess a potential strategic transaction. In late September 2008, Cogent and 3M terminated their discussions due to the dramatic deterioration of global economic conditions.

At a regular meeting of our Board of Directors in late October 2008, members of senior management and Credit Suisse conveyed to our Board that, at that time, only Company B continued to express an interest in discussing a strategic transaction. However, there had been no improvement in the preliminary proposal previously submitted by Company B, and as such, our Board viewed a transaction with Company B to be unlikely.

During the remainder of 2008 and through 2009, our Board of Directors and senior management continued to review and assess opportunities to achieve our long-term strategic goals, including opportunities for business combinations, acquisitions and dispositions.

In early June 2009, representatives of Credit Suisse discussed strategic opportunities involving Cogent with Company C. In late June 2009, Messrs. Hsieh and Kim participated in a conference call with Company C relating to our business and operations. Credit Suisse was subsequently informed by representatives of Company C that Company C was not interested in pursuing a strategic transaction with Cogent.

In mid-July 2009, Mr. Hsieh and James Jasinski, our Executive Vice President, Federal and State Systems, met with representatives of Company D to discuss a potential strategic transaction. In order to facilitate the exchange of confidential information in contemplation of a possible transaction between the two companies, we entered into a mutual non-disclosure agreement with Company D in July 2009.

On October 1, 2009, Mr. Kim was contacted by 3M to arrange a March 2010 visit to our Pasadena, California headquarters by George Buckley, 3M’s Chairman, President and Chief Executive Officer, in order for Mr. Buckley to better acquaint himself with Cogent’s technologies and strategic opportunities with 3M.

At a regular meeting in October 2009, our Board of Directors and senior management, as well as our outside advisors, discussed strategic partnership opportunities for Cogent. Mr. Hsieh discussed his meeting with representatives of Company D, and Mr. Kim and representatives of Credit Suisse updated our Board of Directors regarding 3M’s potential renewed interest in exploring a strategic transaction and Mr. Buckley’s planned visit in March 2010. In addition, representatives of Credit Suisse indicated that Company B continued to express an interest in Cogent, although Company B had not submitted any new proposal relating to a transaction, and that Company E may also be interested in discussing a potential transaction.

In November 2009, representatives of Goldman Sachs, & Co. (“Goldman Sachs”) informed our senior management that Company D was interested in exploring a possible strategic transaction with Cogent. In mid-December 2009, Mr. Hsieh met with representatives of Company D to further discuss a potential strategic transaction between Cogent and Company D. Credit Suisse and Goldman Sachs acted as joint financial advisors to Cogent but were given specific roles with specific buyers, as directed by Cogent, to ensure an efficient process.

In December 2009, representatives of Company E met with Messrs. Hsieh and Kim at our executive offices in Pasadena, California, and were given an overview of our business and operations.

We entered into a revised mutual non-disclosure agreement with Company D in January 2010, and in February 2010, we shared information about our business and operations with Company D.

In early February 2010, Mr. Hsieh met with representatives of Company F and presented an overview of our business strategy and operations. Company F subsequently informed Cogent that it was not interested in pursuing a strategic transaction with Cogent.

At a regularly scheduled meeting on February 18, 2010, our Board of Directors and senior management discussed strategic opportunities for Cogent. Representatives of Credit Suisse gave an overview of the proposed agenda for meetings scheduled on March 3, 2010 with executives of 3M. Credit Suisse also informed our Board that Company G may be a potential strategic partner. Members of our senior management and representatives of Goldman Sachs also updated our Board regarding discussions with Company D, and informed our Board that Company D had elected to suspend any further discussions with Cogent at that time.

Throughout the spring and early summer of 2010, representatives of Goldman Sachs had intermittent discussions with Company D and its advisors.

On March 3, 2010, Messrs. Hsieh and Kim met at our executive offices in Pasadena, California with executives of 3M, including Mr. Buckley, Fred Palensky, Executive Vice President Research and Development and Chief Technical Officer, Roger Lacey, Senior Vice President of Strategy and Corporate Development, and Mike Delkoski, Vice President and General Manager, Security Systems Division. The parties discussed Cogent’s business, operations and technology and 3M’s executives received a demonstration of Cogent’s products.

From March to May 2010, 3M held numerous discussions with Credit Suisse, during which Credit Suisse advised 3M that other potential acquirers were in discussions with Cogent.

On March 15, 2010, Messrs. Hsieh and Kim and a representative of Credit Suisse met with representatives of Company G to discuss the merits of a strategic transaction between Cogent and Company G.

At a regularly scheduled meeting on April 28, 2010, members of our senior management updated our Board regarding the meeting with 3M executives, and our Board further discussed strategic opportunities for Cogent.

On May 6, 2010, representatives of Company E discussed with representatives of Credit Suisse Company E’s interest in a strategic transaction with Cogent. On July 6, 2010, Company E informed representatives of Credit Suisse that it was not interested in pursuing a strategic transaction with Cogent.

To facilitate the further exchange of confidential information in contemplation of a possible transaction between Cogent and Company D, we entered into a non-disclosure agreement with a potential partner of Company D on May 18, 2010.

Also on May 18, 2010, Credit Suisse held a discussion with JP Morgan Securities LLC (“JP Morgan”), financial advisor to 3M, to outline the process proposed by Cogent to explore a possible transaction, including a preliminary discussion of price.

On May 22, 2010, Mr. Buckley called Mr. Hsieh and indicated that 3M was interested in pursuing a strategic transaction with Cogent.

On May 24, 2010, Mr. Delkoski held a telephone conversation with Mr. Hsieh during which Mr. Delkoski communicated 3M’s interest in acquiring Cogent at a price range of $9.25 to $10.25 per share. Mr. Hsieh invited 3M to conduct further diligence on Cogent.

On May 25, 2010, representatives of Credit Suisse contacted representatives of Company G, who expressed a desire to pursue a potential transaction with Cogent.

On May 26, May 27 and May 31, 2010, JP Morgan submitted diligence requests to Credit Suisse, and we executed an amendment to our mutual non-disclosure agreement with 3M that extended the term of the agreement.

To facilitate the further exchange of confidential information in contemplation of a possible transaction between Cogent and Company G, we entered into a mutual confidentiality agreement with Company G on June 1, 2010.

From June 1 through June 4, 2010, 3M and JP Morgan held initial due diligence discussions with Mr. Kim and Mary Jane Abalos, Cogent’s Vice President of Planning & Finance Operations, at Cogent’s headquarters in Pasadena, California. Mr. Hsieh participated by telephone in certain of the due diligence discussions. During this time Cogent provided 3M, JP Morgan and 3M’s legal counsel, Cleary Gottlieb Steen & Hamilton LLP (“Cleary”) with access to an electronic data room populated with documents and other materials that were responsive to 3M and JP Morgan’s diligence requests. From June 3, 2010 to August 29, 2010, we continued to upload documents and other materials to the electronic data room.

Between June 9, 2010 and July 2, 2010, members of our management team participated in conference calls with representatives of Company G regarding our business and operations. On June 9, 2010, we provided Company G with access to the electronic data room. In addition, on June 17, 2010, members of our management team delivered in-person presentations to representatives of Company G regarding our business, operations and technology.

Between June 11 and June 18, 2010, additional diligence calls were held between members of our management team and representatives of 3M and JP Morgan regarding Cogent’s business, outlook and operations.

On June 14, 2010, Credit Suisse delivered to JP Morgan and Company G a letter requesting that 3M and Company G submit non-binding indications of interest by June 29, 2010. The letter further specified that after review of such indications of interest, Cogent would select a limited number of parties to participate in further due diligence.

On June 28, 2010, Messrs. Hsieh and Kim participated in a conference call with Company D relating to our business and operations.

On July 2, 2010, we received from JP Morgan a preliminary non-binding indication of interest for 3M to acquire Cogent in a transaction in which Stockholders would receive $10.50 per share in cash. 3M’s proposal specified that 3M’s initial valuation was subject to it being granted exclusivity in the continuing sale process, satisfactory completion of due diligence, the entry into suitable retention agreements with key Cogent employees, including Mr. Hsieh, and the entry into a voting agreement with Mr. Hsieh.

Also on July 2, 2010, we received from Company G a preliminary non-binding indication of interest in acquiring all of the outstanding equity of Cogent at a price per share ranging from $10.00 to $10.50 per share. Company G’s indication of interest was subject to satisfactory completion of due diligence, but was not subject to a financing condition.

At a special telephonic meeting of our Board of Directors on July 6, 2010, our Board reviewed and discussed 3M’s indication of interest and Company G’s indication of interest with our senior management and representatives of Credit Suisse. Representatives of Morrison also attended the meeting. Representatives of Credit Suisse summarized the key terms reflected in 3M’s indication of interest and Company E’s indication of interest. The Board discussed with senior management and representatives of Credit Suisse the appropriate valuation methodologies and metrics for Cogent. After the discussion, our Board instructed representatives of Credit Suisse to advise 3M and Company G that their offers would have to be improved. Following the meeting, Credit Suisse conveyed our Board’s message to 3M and Company G, and both companies expressed a desire to conduct additional due diligence on Cogent.

Between July 6, 2010 and August 6, 2010, members of our management participated in in-person meetings and conference calls with representatives of 3M and JP Morgan, during which our business, operations and technology were discussed and representatives of Morrison participated in conference calls with representatives of 3M regarding legal due diligence. In addition, from July 26, 2010 to July 28, 2010, representatives of 3M visited our facilities in Shenzhen and Beijing, China and met with, among others, Mr. Hsieh and Ankuo Wang, Cogent’s General Manager- China.

Between July 6, 2010 and July 30, 2010, members of our management participated in in-person meetings and conference calls with representatives of Company G, during which our business, operations and technology were discussed.

On July 12, 2010, JP Morgan advised Credit Suisse that 3M remained interested in acquiring Cogent and that 3M intended to seek approval for the acquisition at its regularly scheduled board meeting on August 9, 2010. JP Morgan also advised that 3M would need to have due diligence completed prior to submitting any final proposal.

On July 21 and July 22, 2010, Messrs. Hsieh and Kim met with representatives of Company D in Los Angeles, California. Company D and Cogent each provided an overview of their respective businesses and operations. Following that meeting, representatives of Company D provided a list of additional diligence requests to representatives of Goldman Sachs.

On July 29, 2010, representatives of Company D informed Mr. Hsieh that Company D was interested in pursuing a strategic transaction with Cogent, and would be submitting a nonbinding letter of intent.

Also on July 29, 2010, Mr. Kim held a financial update call with representatives of 3M and JP Morgan to discuss Cogent’s expected second quarter earnings.

On July 30, 2010, a representative of Company G informed representatives of Credit Suisse that Company G would not be able to meet the low end of their initial bid range and, accordingly, would not be participating further in the process. Later that day, representatives of Credit Suisse transmitted to representatives of 3M a letter setting a deadline of August 11, 2010 to submit a further acquisition proposal. The letter specified, among other things, that the proposal should include the proposed purchase price, a marked copy of a merger agreement prepared by Cogent and a description of plans for the operation of Cogent and its employees and any plans for financing the transaction, if applicable. On the same day, we posted a draft merger agreement prepared by Morrison to the electronic data room.

Also on July 30, 2010, representatives of Goldman Sachs transmitted to representatives of Company D the draft merger agreement.

On August 2, 2010, our Board of Directors held a regularly scheduled meeting. Our senior management and representatives of Credit Suisse provided our Board with a summary of events that had occurred since the July 6th special Board meeting, including Company G’s election to no longer pursue a transaction with Cogent and Company D’s indication that it would submit a nonbinding letter of intent relating to a proposed transaction. Representatives of Morrison also attended the meeting. In addition, representatives of Credit Suisse presented updates to certain preliminary financial analyses of Cogent.

On August 6, 2010, we provided Company D and its representatives with access to the electronic data room.

On August 11, 2010, JP Morgan submitted a written non-binding proposal from 3M to acquire all of our outstanding equity for a purchase price of $10.50 per share in cash. The proposal indicated, among other things, that there would be no financing contingency to the closing, that the consummation of the transaction was subject to entering into retention arrangements with key employees, including Mr. Hsieh, and that the proposal was conditioned upon Cogent negotiating exclusively with 3M until August 23, 2010. The proposal also indicated that 3M believed it could be in a position to announce a transaction within ten days of our notification that we were prepared to proceed to negotiation of final terms. Additionally, the proposal included 3M’s comments on the proposed merger agreement and a proposed voting and tender agreement with Mr. Hsieh. Among the terms included in the draft merger agreement proposed by 3M was a termination fee equal to $30,000,000.

Between August 11, 2010 and August 21, 2010, representatives of Morrison reviewed the revised draft of the merger agreement and the draft voting and tender agreement, discussed the terms proposed in the revised draft of the merger agreement and the draft voting and tender agreement with members of our senior management and prepared a further revised draft of the merger agreement and a revised draft of the voting and tender agreement.

On August 12, 2010, representatives of Goldman Sachs, at the Board’s request, informed representatives of Company D that we had received a definitive proposal for a transaction.

On August 13, 2010, representatives of Company D advised representatives of Goldman Sachs that Company D would be submitting a preliminary non-binding indication of interest on August 16th or 17th, 2010.

On August 15, 2010, our Board of Directors held a telephonic special meeting. Members of our senior management and representatives of Credit Suisse, Goldman Sachs and Morrison also attended the meeting. Representatives of Credit Suisse summarized 3M’s definitive proposal, and the Board discussed with senior management and representatives of Credit Suisse the appropriate valuation methodologies and metrics for Cogent. Members of our senior management updated our Board on the discussions and interactions with Company D since the August 2nd Board meeting. Representatives of Morrison summarized the terms of the draft merger agreement and the draft voting and tender agreement that were submitted by 3M with its August 11th proposal. Our Board discussed these developments. Following the discussion, our Board instructed representatives of Credit Suisse to inform 3M that, among other things, the price, the termination fee methodology (3% of equity value) and portions of the proposed voting and tender agreement were not acceptable to Cogent. On August 16, 2010, Credit Suisse held a telephonic discussion with JP Morgan to convey these points.

On August 17, 2010, we received from Company D a preliminary non-binding indication of interest in acquiring all of the outstanding equity of Cogent for a price per share in a range of $11.00 to $12.00 in cash. Company D’s indication of interest was subject to satisfactory completion of due diligence, but was not subject to a financing condition. Company D also provided a preliminary material issues list relating to the draft merger agreement. Following our receipt of Company D’s indication of interest, representatives of Goldman Sachs discussed the proposal with representatives of Company D.

On August 18, 2010, our Board of Directors held a telephonic special meeting. Members of our senior management and representatives of Credit Suisse, Goldman Sachs and Morrison also attended the meeting. Representatives of Goldman Sachs summarized Company D’s preliminary proposal and updated our Board on their discussions with representatives of Company D regarding such proposal. Representatives of Credit Suisse updated our Board on the discussions and interactions with 3M since the August 15th special Board meeting. Our Board discussed Company D’s preliminary proposal and 3M’s August 11th proposal. Our Board also discussed the due diligence investigations that had been conducted by Company D and 3M to date and noted that Company D had indicated that it would require at least several more weeks to complete its due diligence investigations. Our Board further discussed the execution risks relating to each of Company D’s and 3M’s proposals, including the potential regulatory approval issues that could affect the timing and certainty of closing a transaction with either 3M or Company D. Following the discussion, our Board instructed senior management to continue to provide documents and materials in response to Company D’s due diligence requests. Our Board also instructed representatives of Goldman Sachs to inform Company D that it was critical that they shorten the time required to complete their diligence and to address regulatory issues that could affect the ability of Company D to complete a transaction. Our Board also instructed the representatives of Credit Suisse to reiterate to 3M that the price, the termination fee methodology and portions of the proposed voting and tender agreement were not acceptable to Cogent.

Later on August 18, 2010, representatives of Credit Suisse discussed our Board’s positions with JP Morgan. Representatives of Credit Suisse also informed JP Morgan of Company D’s preliminary proposal. JP Morgan communicated 3M’s decision not to raise the price per share in its August 11th proposal or to revise the termination fee methodology, but that it would agree to revise the termination provisions of the voting and tender agreement to delete a provision that would extend certain obligations of the Stockholders 180 days beyond the termination of the merger agreement.

On August 19, 2010, JP Morgan delivered to Credit Suisse a letter from 3M to our Board of Directors. The letter indicated that 3M continued to believe that a combination between Cogent and 3M was very compelling and that 3M remained highly confident that 3M could be in a position to announce a transaction in seven days. The letter also indicated, however, that since 3M had been informed by our financial advisor that its August 11th proposal was not acceptable, 3M was formally withdrawing the proposal effective 5:00 PM Pacific Time on August 20, 2010. Later in the day on August 19th, representatives of Credit Suisse and JP Morgan discussed the letter, and representatives of JP Morgan reiterated that 3M remained firm on the termination fee.

On August 20, 2010, our Board of Directors held a telephonic special meeting. Members of our senior management and representatives of Credit Suisse, Goldman Sachs and Morrison also attended the meeting. Representatives of Goldman Sachs updated our Board on the discussions and interactions with Company D since the August 18th special board meeting. Representatives of Credit Suisse summarized 3M’s August 19th letter, and our Board discussed such letter with our senior management and representatives of Credit Suisse and considered the view of representatives of Credit Suisse regarding the risk of 3M terminating its offer. Following the discussion, our Board approved negotiating a definitive merger agreement with 3M, based on 3M’s August 11th proposal, but our Board was not prepared to negotiate exclusively with 3M. Our Board also instructed representatives of Goldman Sachs to continue discussions with Company D and to reiterate to Company D that time was of the essence. Our Board further instructed our senior management to continue providing documents and other materials in response to Company D’s due diligence requests.

On August 20, 2010, prior to the effectiveness of the withdrawal of 3M’s August 11th proposal, representatives of Credit Suisse called JP Morgan to inform them of Cogent’s decision to proceed to negotiate a transaction based on the terms set out in 3M’s August 11th proposal (as modified as described above). Credit Suisse also informed JP Morgan that Cogent would not accept the condition of exclusivity requested in 3M’s August 11th proposal.

Also on August 20, 2010, representatives of Goldman Sachs, as directed by the Board, informed Company D that our Board had approved negotiating a definitive merger agreement with another party and that time was of the essence.

On August 21, 2010, representatives of Morrison transmitted further revised drafts of the merger agreement and the voting and tender agreement to representatives of Cleary, proposing certain changes to the terms of those agreements.

During the week of August 23, 2010, our senior management team held a series of confirmatory due diligence sessions with 3M and representatives of JP Morgan and posted additional documents and materials to the electronic data room.

Also during the week of August 23, 2010, representatives of Goldman Sachs had additional discussions with Company D, and representatives of Morrison had discussions with Company D’s legal counsel regarding potential regulatory approval issues that could affect the timing and certainty of closing a transaction with Company D.

On August 23, 2010, representatives of Cleary transmitted a further revised draft of the merger agreement and a further revised draft of the voting and tender agreement to representatives of Morrison.

On August 24, 2010, representatives of Morrison and Cleary discussed the terms of the merger agreement and the voting and tender agreement.

On August 24, 2010, our Board of Directors held a telephonic special meeting. Members of our senior management and representatives of Credit Suisse, Goldman Sachs and Morrison also attended the meeting. Representatives of Goldman Sachs updated our Board on the discussions and interactions with Company D since the August 20th special board meeting and the continued lack of a definitive proposal from Company D. Our Board further considered and discussed the execution risks and potential regulatory approval issues that could affect the timing and certainty of closing a transaction with Company D. Representatives of Credit Suisse reviewed the status of 3M’s confirmatory due diligence. Representatives of Morrison summarized the terms of the merger agreement and the voting and tender agreement. Our Board of Directors also discussed the major unresolved issues in the negotiation of the merger agreement and the voting and tender agreement. After discussion, our Board expressed their support for entering into a definitive merger agreement on the terms proposed, subject to satisfactory resolution of the unresolved matters and final approval of our Board. Our Board also instructed representatives of Goldman Sachs to continue discussions with representatives of Company D, and further instructed our senior management to continue providing documents and materials in response to Company D’s due diligence requests.

From August 24 to August 29, 2010, representatives of 3M held direct discussions with seven of eight senior Cogent employees regarding retention and incentive arrangements and by the morning of August 29, 2010, 3M and each of Cogent’s eight key employees had agreed to the retention and incentive agreements.

On August 25, 2010, Morrison delivered a further revised draft of the merger agreement and the voting and tender agreement to Cleary.

From August 25 to August 28, 2010, representatives of Morrison and Cleary discussed the remaining open items in the merger agreement and the voting and tender agreement.

Our Board of Directors held another telephonic special meeting on August 29, 2010. Senior management and representatives of Credit Suisse, Goldman Sachs and Morrison also participated in this meeting. At this meeting, representatives of Goldman Sachs updated our Board on the discussions and interactions with Company D since the August 24th special Board meeting. Goldman Sachs and our senior management reported that Company D had not completed its due diligence investigation and would require in person meetings in the month of September in order to complete its investigation, which was a precondition to Company D’s delivery of a more definitive proposal. Our Board further considered and discussed the execution risks of any potential transaction with Company D, including potential regulatory approval issues that could affect the timing and certainty of closing a transaction with Company D. Representatives of Morrison then reported on the resolution of each of the previously unresolved issues with respect to the merger agreement and the voting and tender agreement that had been discussed with our Board. After further discussion, representatives of Credit Suisse then delivered its oral opinion, which was subsequently confirmed in writing, to the effect that as of the date thereof, and subject to and based upon the various qualifications and assumptions set forth in its written opinion, the consideration to be received by the Stockholders (other than 3M or any of its affiliates or any affiliates of Cogent who have executed the Voting and Tender Agreement) pursuant to the Merger Agreement was fair, from a financial point of view, to such Stockholders. The full text of the written opinion of Credit Suisse, dated August 29, 2010, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken in connection with the opinion, is attached hereto as Annex II. After considering each of the factors described below in “—Reasons for Recommendation,” our Board of Directors determined it was in the best interests of Cogent and our Stockholders to enter into the Merger Agreement with 3M. Accordingly, our Board of Directors unanimously (i) determined that it is in the best interests of Cogent and our Stockholders, and declared it advisable, to enter into the Merger Agreement, (ii) approved the execution and delivery by Cogent of the Merger Agreement and (iii) resolved to recommend that the Stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by the applicable provisions of Delaware law, adopt the Merger Agreement.

After our Board meeting adjourned, the parties executed and delivered the Merger Agreement and Voting and Tender Agreement and related documents.

On August 30, 2010, before the U.S. stock markets opened, 3M and Cogent jointly announced the transaction.

(c) Reasons for Recommendation

In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, our Board of Directors consulted with Cogent’s senior management and legal counsel and financial advisors, and considered a number of positive and negative factors in recommending that all Stockholders accept the Offer and tender their Shares pursuant to the Offer, including the following:

Cogent’s Operating and Financial Condition; Prospects of Cogent

Our Board of Directors considered the current and historical financial condition, results of operations, and business of Cogent, as well as Cogent’s financial plan and prospects, if it were to remain an independent company. Our Board of Directors evaluated Cogent’s financial plan, including the execution risks and uncertainties, and the potential impact on the trading price of the Shares (which is not feasible to quantify in a definitive manner), if Cogent were to execute or fail to execute upon its financial plan. Our Board of Directors discussed general market risks that could reduce the market price of the Shares. Our Board of Directors also considered the highly competitive and rapidly evolving environment in which Cogent operates and is expected to operate in the future. The Board considered the challenges that Cogent had faced in competing effectively on several recent large contract awards and the fact that many of Cogent’s competitors have greater name recognition, access to larger customer bases and substantially greater resources, and the impact of this competitive environment on Cogent’s ability to retain and expand its portion of the total available market.

Available Alternatives; Results of Discussions with Third Parties

Our Board of Directors considered the possible alternatives to the acquisition by 3M and perceived risks of those alternatives, the range of potential benefits to Stockholders of these alternatives and the timing and the likelihood of accomplishing the goals of such alternatives, as well as our Board of Directors’ assessment that none of these alternatives were reasonably likely to present superior opportunities for Cogent to create greater value for Stockholders, taking into account risks to the successful completion of a transaction as well as regulatory, business, competitive, industry and market risks. Our Board of Directors also considered the results of the process that our Board of Directors had conducted, with the assistance of Cogent management and its financial and legal advisors, to evaluate strategic alternatives and the results of discussions with third parties regarding business combination and change of control transactions. Our Board considered the risk of 3M terminating its bid for Cogent. Our Board of Directors considered the indication of interest in an acquisition of Cogent expressed by Company D, including the investigation and diligence Company D had completed and the execution, business and regulatory risks of any transaction with Company D, which risks the Board deemed substantial. The Board also considered the fact that Company D had been expressing an interest in pursuing a strategic transaction for over a year, but had not completed an in-depth diligence investigation of Cogent, delivered a definitive proposal or addressed sufficiently the regulatory risks relating to a strategic transaction between Company D and Cogent, despite time and notice of the need for action. Our Board of Directors also considered the ability of other bidders to make, and the likelihood that other bidders would make, a proposal to acquire Cogent at a higher price following execution of the Merger Agreement.

Financial Market Conditions; Historical Trading Prices

Our Board of Directors considered the current regional, national and international economic climate and the conditions of the financial markets. Our Board of Directors considered historical market prices, volatility and trading information with respect to the Common Stock, including the fact that the Offer represents a premium of approximately 18% over the closing price per share of the Shares on August 27, 2010, the last full trading day prior to the meeting of our Board of Directors to consider and approve the Merger Agreement, and the fact that the Offer represents a premium of approximately 50% over the enterprise value per share of the Shares on such date.

Opinion of Cogent’s Financial Advisor

Our Board of Directors considered the opinion of Credit Suisse, dated August 29, 2010, to our Board of Directors as to the fairness, from a financial point of view and as of such date, of the $10.50 per share consideration to be paid to Stockholders (other than 3M, any affiliate of 3M or affiliates of Cogent who had executed the Voting and Tender Agreement) pursuant to the Merger Agreement, as more fully described in the section entitled “Opinion of Cogent’s Financial Advisor.”

Cash Consideration; Certainty of Value

Our Board of Directors considered the form of consideration to be paid to the Stockholders in the Offer and the Merger and the certainty of the value of cash consideration compared to stock or other forms of consideration, as well as the fact that 3M’s proposal was not subject to obtaining any outside financing. Our Board of Directors considered the business reputation of 3M and its management and the substantial financial resources of 3M and, by extension, Purchaser, which our Board of Directors believed supported the conclusion that a transaction with 3M and Purchaser could be completed relatively quickly and in an orderly manner.

Terms of the Merger Agreement

The provisions of the Merger Agreement, including the respective representations and warranties (as qualified by information in confidential disclosure schedules provided by Cogent in connection with the signing of the Merger Agreement, which modify, qualify and create exceptions to the representations and warranties and allocate risk between Cogent, 3M and Purchaser, rather than establishing matters of fact, and, accordingly, may not constitute the actual state of facts about Cogent, 3M or Purchaser) and covenants and termination rights of the parties and termination fees payable by Cogent, including without limitation:

(1) Cash Tender Offer. The Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a Merger for the same consideration, thereby enabling Stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their Shares.

(2) No Financing Condition. 3M’s obligations under the Offer are not subject to any financing condition, 3M’s representations in the Merger Agreement that it has and will have sufficient funds available to it to consummate the Offer and the Merger and 3M’s financial strength.

(3) Ability to Respond to Certain Unsolicited Takeover Proposals. The provisions in the Merger Agreement that provide for the ability of our Board of Directors, in furtherance of the exercise of its fiduciary duties under Delaware law, to engage in negotiations or discussions with any third party that has made a bona fide, written takeover proposal that our Board of Directors believes in good faith is or is reasonably likely to lead to a Superior Proposal (as defined in Section 6.8(f)(ii) of the Merger Agreement) and to furnish to such third party non-public information relating to Cogent pursuant to a confidentiality agreement that contains confidentiality provisions that are no less favorable to Cogent than those contained in the confidentiality agreement entered into with 3M.

(4) Change of Recommendation; Fiduciary Termination Right. In the event Cogent receives a takeover proposal that constitutes a Superior Proposal, our Board of Directors has the right, prior to the Acceptance Time, to fail to make, withdraw or modify in a manner adverse to 3M its approval or recommendation to its Stockholders of the Offer or declaration of advisability of the Merger Agreement, the Offer, or the Merger. However, our Board of Directors may not make such an adverse recommendation change in response to a takeover proposal received from a third party unless (i) Cogent promptly notifies 3M of our Board’s decision to take such action and the reasons therefor and (ii) Cogent gives 3M five business days after delivery of such notice to propose revisions to the terms of the Merger Agreement (or make another proposal) and if 3M proposes to revise the terms of the Merger Agreement or make another proposal, Cogent shall have, during such period, negotiated in good faith with 3M with respect to such proposed revisions or other proposal (with any material changes to an acquisition proposal requiring a new notice and a new five business day period for negotiations). Our Board of Directors may terminate the Merger Agreement to accept a Superior Proposal if (i) our Board of Directors shall have determined in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties, (ii) Cogent has complied with requirements set forth in the prior sentence and (iii) Cogent pays 3M a termination fee of $28.3 million in cash.

(5) Conditions to Consummation of the Offer and the Merger; Likelihood of Closing. The reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement and that 3M’s obligations to purchase Shares in the Offer and to close the Merger are subject to limited conditions.

(6) Top-Up Option. Our Board of Directors considered that Purchaser had been granted a “top-up option” to purchase from Cogent, under certain circumstances following consummation of the Offer, at a price per share equal to the Offer Price, up to a number of additional Shares sufficient to cause Purchaser to own one Share more than 90% of the Shares then outstanding, and that this could permit Purchaser to consummate the Merger more quickly as a short form merger under Delaware law.

Failure to Close; Public Announcement

The possibility that the transactions contemplated by the Merger Agreement may not be consummated, and the effect of public announcement of the Merger Agreement, including effects on Cogent’s sales, operating results and stock price, and Cogent’s ability to compete effectively for new customer projects.

Termination Fee

The termination fee of $28.3 million that could become payable pursuant to the Merger Agreement under certain circumstances, including if Cogent terminates the Merger Agreement to accept a Superior Proposal or if 3M terminates the Merger Agreement because Cogent’s Board of Directors changes its recommendation with respect to the Offer or the Merger. Our Board of Directors considered that these provisions in the Merger Agreement could have the effect of deterring third parties who might be interested in exploring an acquisition of Cogent but was of the view that the payment of the termination fee was comparable to termination fees in transactions of a similar size, was reasonable and would not likely deter competing bids. In addition, our Board of Directors recognized that the provisions in the Merger Agreement relating to termination fees and non-solicitation of acquisition proposals were insisted upon by 3M as a condition to entering into the Merger Agreement and that the termination fee would not likely be required to be paid unless Cogent entered into, or intended to enter into, a definitive agreement with respect to a Superior Proposal.

Voting and Tender Agreement

Our Board considered the fact that 3M required Mr. Hsieh and certain entities controlled by Mr. Hsieh, who together owned approximately 38.9% of the outstanding Shares as of August 29, 2010, to enter into the Voting and Tender Agreement, pursuant to which such Stockholders are required to (i) tender in the Offer, and not withdraw, 100% of the Shares owned by them, (ii) vote 100% of the Shares owned by them in favor of the adoption of the Merger Agreement and to approve the Merger in the event Stockholder approval is required to consummate the Merger pursuant to Section 251 of the DGCL and against any competing transactions, (iii) appoint 3M as a proxy to vote 100% of the Shares owned by them in connection with the Merger Agreement, and (iv) not otherwise transfer the Shares. In addition, such Stockholders have granted 3M an option to acquire such Shares at the Offer Price in the event 3M acquires Shares in the Offer but the Shares subject to the Voting and Tender Agreement are not tendered or are withdrawn from the Offer. Our Board further considered that the Voting and Tender Agreement and the obligations of such Stockholders thereunder would terminate in the event the Merger Agreement was terminated.

The foregoing discussion of information and factors considered and given weight by our Board of Directors is not intended to be exhaustive, but is believed to include all of the material factors considered by our Board of Directors. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, our Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of our Board of Directors may have given different weights to different factors.

In arriving at their respective recommendations, the directors of Cogent were aware of the interests of executive officers and directors of Cogent as described under “Past Contracts, Transactions, Negotiations and Agreements” in Item 3 hereof.

(d) Intent to Tender

To Cogent’s knowledge after reasonable inquiry, all of Cogent’s executive officers, directors, affiliates and subsidiaries currently intend to tender all Shares held of record or beneficially by them pursuant to the Offer.

(e) Opinion of Cogent’s Financial Advisor

Credit Suisse is acting as financial advisor to the Company in connection with the Offer and the Merger (collectively, the “Transaction”). As part of that engagement, the Board of Directors requested that Credit Suisse evaluate the fairness, from a financial point of view, to the Stockholders, other than 3M and its affiliates and the Stockholders entering into the Voting and Tender Agreement (the “Excluded Persons”), of the price per share to be paid in the Transaction. On August 29, 2010, Credit Suisse rendered its oral opinion to the Board of Directors (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion dated the same date) to the effect that, as of August 29, 2010, the $10.50 per share (the “Per Share Consideration”) to be received by the Stockholders pursuant to the Transaction was fair, from a financial point of view, to such Stockholders, other than the Excluded Persons.

Credit Suisse’s opinion was directed to the Board of Directors and only addresses the fairness from a financial point of view of the Per Share Consideration to be received by the Stockholders pursuant to the Transaction (other than the Excluded Persons) and did not address any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction, including, without limitation, the Voting and Tender Agreement. The summary of Credit Suisse’s opinion in this Statement is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex II to this Statement and filed as Exhibit (a)(5)(c) and sets forth the procedures followed, assumptions made, matters considered, qualifications and limitations on review undertaken and other matters considered by Credit Suisse in preparing its opinion. Stockholders are encouraged to read this opinion carefully in its entirety. However, neither Credit Suisse’s written opinion nor the summary of its opinion and related analyses set forth in this Statement are intended to be, and they do not constitute, advice or a recommendation to any Stockholder as to whether such Stockholder should tender any Shares into the Offer or how such Stockholder should otherwise act on any matter relating to the Transaction.

In arriving at its opinion, Credit Suisse:

•	reviewed the Merger Agreement and the Voting and Tender Agreement, as well as certain publicly available business and financial information relating to the Company;

•	reviewed certain other information relating to the Company, including certain financial forecasts relating to the Company;

•	met with the Company’s management to discuss the business and prospects of the Company;

•

considered certain financial and stock market data of the Company, and compared that data with similar data for other publicly held companies in businesses Credit Suisse deemed similar to that of the Company;

•	considered, to the extent publicly available, the financial terms of certain other business combinations and transactions which have recently been effected or announced; and

•	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which Credit Suisse deemed relevant.

In connection with its review, Credit Suisse did not independently verify any of the foregoing information and assumed and relied on such information being complete and accurate in all material respects. With respect to the financial forecasts for the Company referred to above, management of the Company advised Credit Suisse, and Credit Suisse has assumed, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the future financial performance of the Company. Credit Suisse also assumed, with the Company’s consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Transaction, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Company and the contemplated benefits of the Transaction, and that the Transaction will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. In addition, Credit Suisse was not requested to make, and has not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor has Credit Suisse been furnished with any such evaluation or appraisal.

Credit Suisse’s opinion addressed only the fairness, from a financial point of view, to the Stockholders (other than the Excluded Persons) of the Per Share Consideration to be received in the Transaction and did not address any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise, including, without limitation, the Voting and Tender Agreement or the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Per Share Consideration or otherwise. The issuance of Credit Suisse’s opinion was approved by its authorized internal committee.

Credit Suisse’s opinion was necessarily based upon information made available to it as of the date of its opinion and financial, economic, market and other conditions as they existed and could be evaluated on that date and upon certain assumptions regarding such financial, economic, market and other conditions, which were subject to unusual volatility and which, if different than assumed, could have a material impact on Credit Suisse’s analyses. Credit Suisse’s opinion did not address the merits of the Transaction as compared to any alternative transaction or strategy that may be available to the Company, nor did it address the Company’s underlying decision to proceed with the Transaction at all or as compared to any alternative transaction or strategy.

Credit Suisse’s opinion was for the information of the Board of Directors in connection with its consideration of the Transaction and does not constitute advice or a recommendation to any Stockholder as to whether such Stockholder should tender any Shares into the Offer or how such Stockholder should otherwise act on any matter relating to the Transaction.

In preparing its opinion, Credit Suisse performed a variety of analyses, including those described below. The summary of Credit Suisse’s valuation analyses is not a complete description of the analyses underlying Credit Suisse’s opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of those methods to the unique facts and circumstances presented. As a consequence, neither Credit Suisse’s opinion nor the analyses underlying its opinion are readily susceptible to partial analysis or summary description. Credit Suisse arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. Accordingly, Credit Suisse believes that its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In performing its analyses, Credit Suisse considered business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, transaction or business used in Credit Suisse’s analyses for comparative purposes is identical to the Company or the Transaction. While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, Credit Suisse did not make separate or quantifiable judgments regarding individual analyses. The implied reference range values indicated by Credit Suisse’s analyses are illustrative and not necessarily indicative of actual values nor predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of business or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of the Company or Credit Suisse. Accordingly, the estimates used in, and the results derived from, Credit Suisse’s analyses are inherently subject to substantial uncertainty.

Credit Suisse’s opinion and analyses were provided to the Board of Directors in connection with its consideration of the Transaction and were among many factors considered by the Board of Directors in evaluating the Transaction. Neither Credit Suisse’s opinion nor its analyses were determinative of the Transaction consideration or of the views of the Board of Directors with respect to the Transaction.

The following is a summary of the material valuation analyses performed in connection with the preparation of Credit Suisse’s opinion and reviewed with the Board of Directors on August 29, 2010. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying the assumptions, qualifications and limitations affecting each analysis, could create a misleading or incomplete view of Credit Suisse’s analyses.

Selected Public Company Analysis

Credit Suisse reviewed financial and stock market information of the Company and the following selected publicly traded companies in the Homeland Security industry and Network Management industry, respectively:

Homeland Security

•	NICE-Systems Ltd.

•	Verint Systems Inc.

•	L-1 Identity Solutions, Inc.

•	American Science and Engineering, Inc.

•	Analogic Corporation

•	OSI Systems, Inc.

Network Management

•	Compuware Corporation

•	Quest Software, Inc.

•	Progress Software Corporation

•	NetScout Systems, Inc.

•	OPNET Technologies, Inc.

Although none of the selected public companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies that, for purposes of analysis, may be considered to have certain similar operations and/or to have targeted similar end markets as the Company.

Credit Suisse reviewed, among other things, various multiples for the Company and the other selected companies using closing stock prices as of August 27, 2010 (and February 26, 2010 for L-1 Identity Solutions, the day before L-1 Identity Solutions announced that it had hired advisors to explore strategic alternatives), and information it obtained from public filings, publicly available research analyst estimates and other publicly available information. Credit Suisse then applied a range of enterprise value to estimated 2010 and 2011 earnings before interest, taxes, depreciation, and amortization (“EBITDA”) multiples and enterprise value to estimated 2010 and 2011 net operating profit after tax multiples to corresponding financial data for the Company, using financial estimates provided by the Company management.

This analysis indicated the following implied per share equity reference range for Company Shares, as compared to the Per Share Consideration to be received by the Stockholders in the Transaction:

Implied Per Share Equity Reference Range for the Company	Per Share Consideration
$8.27 - $10.46	$10.50

Selected Transaction Analysis

Credit Suisse reviewed certain transaction values and multiples in the following selected publicly-announced transactions, which involve companies with businesses in the Homeland Security or Network Management industry:

Homeland Security
Target	Acquiror
Ahura Scientific Inc.	Thermo Fisher Scientific Inc.
Axsys Technologies, Inc.	General Dynamics Corporation
General Electric Company (81% interest in GE Homeland Protection)	Safran SA
Digimarc Corporation	L-1 Identity Solutions, Inc.
Bioscrypt Inc.	L-1 Identity Solutions, Inc.
Public Safety Equipment (Intl) Ltd.	Diamond Castle Holdings LLC
Witness Systems, Inc.	Verint Systems Inc.
Smiths Aerospace	General Electric Company
Intrado Inc.	West Corporation
Identix Incorporated	Viisage Technology, Inc.
First Technology plc	Honeywell International Inc.
InVision Technologies, Inc.	General Electric Company
Heimann Systems GmbH	Smiths Group plc
Wescam Incorporated	L-3 Communications Holdings, Inc.
Ion Track, Inc.	General Electric Company
PerkinElmer Inc.’s Detection Systems Business	L-3 Communications Holdings, Inc.
Printrak International Inc.	Motorola, Inc.

Network Management
Target	Acquiror
SonicWALL, Inc.	Thoma Bravo, LLC
VeriSign, Inc. (auth. service)	Symantec Corporation
Double-Take Software, Inc.	Vision Solutions, Inc.
i2 Technologies, Inc.	JDA Software Group, Inc.
SPSS Inc.	International Business Machines Corporation
Entrust, Inc.	Thoma Bravo, LLC
Parascript, LLC	Authentidate Holding Corp.
Utimaco Safeware AG	Sophos Plc
Macrovision Corporation’s Software Business Unit	Thoma Cressey Bravo Inc.
DataMirror Corporation	International Business Machines Corporation
WatchGuard Technologies, Inc.	Francisco Partners
Visual Networks, Inc.	Fluke Electronics Corporation
BindView Development Corporation	Symantec Corporation

While none of the selected transactions is directly comparable with the Transaction, the selected transactions involve companies that, for purposes of analysis, may be considered to have certain similar operations and/or to have targeted similar end markets as the Company.

Credit Suisse reviewed, among other things, the enterprise value to last twelve-month (“LTM”) revenue multiples and LTM EBITDA multiples implied by the selected transactions for each of the target companies involved in the selected transactions, to the extent publicly available and based on publicly available financial information with respect to those target companies. The enterprise value for each of the target companies was based on the equity value of those target companies implied by the applicable transaction. Credit Suisse then applied a range of selected LTM revenue multiples and LTM EBITDA multiples derived from the selected transactions to the Company’s LTM revenue and EBITDA (as of June 30, 2010). This analysis indicated the following implied per share equity reference range for the Company, as compared to the Per Share Consideration to be received by the Stockholders in the Transaction:

Implied Per Share Equity Reference Ranges for the Company	Per Share Consideration
$8.39 - $11.10	$10.50

Discounted Cash Flow Analysis

Credit Suisse performed a discounted cash flow analysis to calculate the estimated net present value of the unlevered after-tax free cash flows that the Company was forecasted to generate, using projected financial information that was provided by the Company’s management. Credit Suisse calculated a range of estimated terminal values for the Company by applying a range of terminal EBITDA multiples of 5.50x to 7.50x. The estimated free cash flows and terminal values were then discounted to present value using discount rates ranging from 11.0% to 15.0%.

These analyses indicated the following implied per share equity reference range for the Company, as compared to the Per Share Consideration to be received by the Stockholders in the Transaction:

Implied Per Share Equity Reference Range for the Company	Per Share Consideration
$9.58 - $11.27	$10.50

Other Matters

The Company engaged Credit Suisse as its financial advisor in connection with the Transaction. The Company selected Credit Suisse based on Credit Suisse’s qualifications, experience and reputation, and its familiarity with the Company and its business. Credit Suisse is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Pursuant to the Company’s engagement letter with Credit Suisse, the Company has agreed to pay Credit Suisse a customary fee for its services, a portion of which became payable upon the rendering of its opinion and a significant portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse Credit Suisse for certain expenses and to indemnify Credit Suisse and certain related parties for certain liabilities and other items arising out of or relating to Credit Suisse’s engagement.

Credit Suisse and its affiliates have in the past provided, are currently providing, and in the future may provide, investment banking and other financial services to the Company and its affiliates, for which Credit Suisse and its affiliates have received, and would expect to receive, compensation. Credit Suisse and its affiliates may in the future provide financial advice and services to the Company, 3M and their respective affiliates for which Credit Suisse and its affiliates would expect to receive compensation. Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for its and its affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, 3M and any other company that may be involved in the Transaction, as well as provide investment banking and other financial services to such companies.

Item 5.	Person/Assets, Retained, Employed, Compensated Or Used

Except as set forth below, neither Cogent nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the Stockholders concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, executive officers or employees of Cogent, for which services no additional compensation will be paid.

Credit Suisse

Cogent retained Credit Suisse to provide it with financial advisory services in connection with, among other things, the Offer and the Merger. Pursuant to the terms of Credit Suisse’s engagement letter with Cogent, Cogent will become obligated to pay Credit Suisse an aggregate fee currently estimated to be approximately $7.8 million, $1.25 million of which is payable in connection with the delivery of its opinion and a substantial portion of which is contingent upon, and will become payable upon, completion of the Merger. Cogent has also agreed to reimburse Credit Suisse for its reasonable expenses (not to exceed $100,000, other than as approved by Cogent) and to indemnify Credit Suisse and certain related parties against certain liabilities and expenses related to or arising out of Credit Suisse’s engagement, including liabilities under federal securities laws.

Goldman Sachs

Cogent retained Goldman Sachs to provide it with financial advisory services in connection with, among other things, the Offer and the Merger. Pursuant to the terms of Goldman Sachs’ engagement letter with Cogent, Cogent will become obligated to pay Goldman Sachs an aggregate fee currently estimated to be approximately $6.1 million, substantially all of which is contingent upon, and will become payable upon, completion of the Merger. Cogent has also agreed to reimburse Goldman Sachs for its reasonable expenses incurred in performing its services (Goldman Sachs shall notify Cogent if its fees and expenses exceed $100,000). In addition, Cogent has agreed to indemnify Goldman Sachs and certain related parties against certain liabilities and expenses related to or arising out of Goldman Sachs’ engagement, including liabilities under federal securities laws.

Item 6.	Interest in Securities of the Subject Company

Other than as set forth below, no transactions in the Shares have been effected during the past 60 days by Cogent or, to Cogent’s knowledge, by any of Cogent’s directors, executive officers, affiliates or subsidiaries, except for the following:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price/share
Ming Hsieh	8/31/2010	Gift to The Hsieh Family Foundation	3,000,000(1)	N/A

(1)	In connection with such gift, The Hsieh Family Foundation became a party, and such Shares became subject, to the Voting and Tender Agreement.

Item 7.	Purposes of the Transaction and Plans or Proposals

Except as set forth in this Schedule, no negotiations are being undertaken or are underway by Cogent in response to the Offer, which relate to (i) a tender offer or other acquisition of Cogent’s securities by Cogent, any subsidiary of Cogent or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Cogent or any subsidiary of Cogent, (iii) a purchase, sale or transfer of a material amount of assets of Cogent or any subsidiary of Cogent, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Cogent.

Except as set forth in this Schedule, there are no transactions, resolutions of the Board of Directors, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information

Section 14(f) Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by 3M, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of Stockholders.

Stockholder Approval

Cogent has represented in the Merger Agreement that the affirmative vote of the holders of a majority of the outstanding Shares (if required by applicable law) is the only vote of the holders of any of Cogent’s capital stock necessary in connection with the consummation of the Merger. If following the purchase of Shares by Purchaser pursuant to the Offer, Purchaser and its affiliates own more than a majority of the outstanding Shares, Purchaser will be able to effect the Merger without the affirmative vote of any other Stockholder.

Top-Up Option

Pursuant to the terms of the Merger Agreement, Cogent has granted to Purchaser an option (the “Top-Up Option”) to purchase from Cogent, subject to certain limitations, the number of Shares (the “Top-Up Option Shares”) equal to the lesser of (i) the number of Shares that, when added to the number of Shares owned by Purchaser as of immediately prior to the exercise of the Top-Up Option, constitutes one share more than 90% of the number of Shares then outstanding on a fully diluted basis and assuming the issuance of the Top-Up Option Shares and (ii) the aggregate of the number of Shares held as treasury shares by Cogent and any of its subsidiaries and the number of Shares that Cogent is authorized to issue under its Certificate of Incorporation but that are not issued and outstanding (and are not reserved for issuance pursuant to the exercise of options or in connection with settlement of RSUs) as of immediately prior to the exercise of the Top-Up Option. The exercise price for the Top-Up Option will equal the Offer Price and will be paid by Purchaser, at its election, either in cash or by executing and delivering to Cogent a promissory note bearing interest at the rate of 5% per annum and having a principal amount equal to such purchase price, or by any combination of cash and such promissory note. The Top-Up Option is exercisable, in whole or in part, at any time after the Acceptance Time. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a “short-form” merger pursuant to Section 253 of the DGCL.

Short-Form Merger

Section 253 of the DGCL provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if, as a result of the Offer, the exercise of the Top-Up Option or otherwise, Purchaser holds at least 90% of the Shares pursuant to the Offer or otherwise, then, subject to the terms and conditions of the Merger Agreement, the parties agree to take all necessary action to effect the Merger as soon as practicable without a meeting of the Stockholders if permitted to do so under the DGCL. The consideration paid per Share for any Shares acquired from Cogent would be equal to that paid in the Offer.

Delaware Anti-Takeover Law

Section 203 of the DGCL prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Board of Directors has taken all appropriate action so that Section 203 of the DGCL, with respect to Cogent, will not be applicable to the Offer or the Merger.

Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”) thereunder (together, the “HSR Act”), certain acquisition transactions may not be consummated until certain information and documentary material have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by 3M of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. 3M and Cogent both filed Premerger Notification and Report Forms on September 2, 2010 with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. Accordingly, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on September 17, 2010, unless earlier terminated by the FTC and the Antitrust Division or 3M and Purchaser receive a request for additional information or documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request to 3M, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10 calendar days following the date of substantial compliance by 3M with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act and the rules promulgated thereunder. After that time, the waiting period could be extended only by a court order or with 3M’s consent. The FTC or the Antitrust Division may terminate the additional 10 calendar day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. Although Cogent may also receive a Second Request, failure by Cogent to comply substantially with any Second Request will not extend the waiting period with respect to the purchase of Shares in the Offer. The Merger will not require an additional filing under the HSR Act if Purchaser owns at least 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

At any time before or after Purchaser’s purchase of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the Merger or seeking the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of 3M or its subsidiaries, or of Cogent or its subsidiaries. Private parties and state governments may also bring legal action under the antitrust laws under certain circumstances. While the parties believe that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be.

Austria

The acquisition of Shares pursuant to the Offer is also subject to the Austrian Cartel Act of 2005, and may be consummated only if a notification has been submitted to the Federal Competition Authority, and the Federal

Competition Authority and Federal Cartel Prosecutor have either waived their right to request an in-depth examination of the transaction, or they have not requested an in-depth examination of the transaction within the four-week waiting period from the filing of a complete notification. The complete notification was filed on September 3, 2010 and the required waiting period with respect to the Offer and the Merger will expire on October 1, 2010. If an in-depth examination is requested, the waiting period may be extended for up to an additional five months, and the acquisition of Shares pursuant to the Offer may not be consummated until the Vienna Court of Appeals as Cartel Court has either dismissed the request, declared that the concentration will not be prohibited, or discontinued the examination proceedings.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, persons who are then Stockholders will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash of the fair value of, their Shares. Any Shares held by a person who dissents and demands appraisal of such Shares and who complies with Section 262 shall not be converted into the right to receive merger consideration. Such appraisal rights, if the statutory procedures were complied with, will lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting Stockholders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the Merger and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the purchase price per share pursuant to the Offer or the consideration per share to be paid in the Merger. In addition, the parties have agreed in the Merger Agreement that, in determining the fair value of any dissenting Stockholders’ Shares pursuant to Section 262 of the DGCL in any proceedings with respect to demands for appraisal under Delaware law, none of 3M, the Purchaser, Cogent or the Surviving Corporation will take into account the Top-Up Option, the Top-Up Option Shares or any promissory note issued to pay any portion of the purchase price for such Top-Up Option Shares.

The foregoing summary of the rights of Stockholders to seek appraisal under the DGCL does not purport to be a complete statement of the procedures to be followed by Stockholders desiring to exercise any appraisal rights and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex III hereto. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL.

Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to Stockholders if the Merger is consummated. Any Stockholder considering demanding appraisal is advised to consult legal counsel. Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights.

Pending Litigation

Between August 31 and September 8, 2010, five plaintiffs filed purported class actions against Cogent, its directors, 3M, and, in some of the complaints, Purchaser, in connection with the proposed Merger. Two suits were filed in Delaware Chancery Court and three were filed in California Superior Court for Los Angeles County. These suits allege that the defendants breached and/or aided and abetted the breach of their fiduciary duties to Cogent by seeking to sell Cogent through an allegedly unfair process and for an unfair price. The suits seek various equitable relief seeking to delay or enjoin the Merger based on allegations regarding the process by which offers or potential offers are evaluated. Cogent and its directors believe the allegations are without merit, and are defending the actions vigorously. The absence of an injunction or court order preventing the consummation of the transaction is a condition affecting 3M’s obligation to close the Offer pursuant to the Merger Agreement.

Prospective Financial Information

In connection with its sale process, Cogent provided potential acquirors certain prospective financial information concerning Cogent, including projected revenues, gross profit, operating expense, earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation and amortization (EBITDA).

The summary of such information is included solely to give Stockholders access to the information that was made available to 3M and is not included in this Schedule in order to influence any Stockholder to make any investment decision with respect to the Offer or the Merger, including whether to tender Shares in the Offer or whether or not to seek appraisal rights with respect to the Shares.

The prospective financial information was prepared by Cogent solely for internal use and was not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. Neither Cogent’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability.

The prospective financial information reflects numerous estimates and assumptions made by Cogent with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Cogent’s business, all of which are difficult to predict and many of which are beyond Cogent’s control. The prospective financial information reflects subjective judgment in many respects and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the prospective financial information constitutes forward-looking information and is subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such prospective information, including, but not limited to, Cogent’s performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in Cogent’s reports filed with the SEC. There can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than forecast. The prospective financial information covers multiple years and such information by its nature becomes less reliable with each successive year. In addition, the prospective information will be affected by Cogent’s ability to achieve strategic goals, objectives and targets over the applicable periods. The assumptions upon which the prospective information was based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond Cogent’s control. The prospective information also reflects assumptions as to certain business decisions that are subject to change. Such prospective information cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such. The inclusion of this information should not be regarded as an indication that Cogent, 3M, Purchaser, any of their respective financial advisors or anyone who received this information then considered, or now considers, it a reliable prediction of future events, and this information should not be relied upon as such. None of Cogent, 3M, Purchaser or any of their financial advisors or any of their affiliates assumes any responsibility for the validity, reasonableness, accuracy or completeness of the prospective information described below. None of Cogent, 3M, Purchaser or any of their financial advisors or any of their affiliates intends to, and each of them disclaims any obligation to, update, revise or correct such prospective information if they are or become inaccurate (even in the short term).

The prospective financial information does not take into account any circumstances or events occurring after the date it was prepared, including the transactions contemplated by the Merger Agreement. There can be no assurance that the announcement of the Offer or the transactions contemplated by the Merger Agreement will not cause customers of Cogent to delay or cancel purchases of Cogent’s services pending the consummation of such transactions or the clarification of any intentions with respect to the conduct of Cogent’s business thereafter. Any such delay or cancellation of customer sales is likely to adversely affect the ability of Cogent to achieve the results reflected in such prospective financial information. Further, the prospective financial information does not take into account the effect of any failure of the Offer to occur and should not be viewed as accurate or continuing in that context.

The inclusion of the prospective financial information herein should not be deemed an admission or representation by Cogent, 3M or Purchaser that they are viewed by Cogent, 3M or Purchaser as material information of Cogent, and in fact Cogent and 3M view the prospective financial information as non-material because of the inherent risks and uncertainties associated with such long range forecasts. The prospective information should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Cogent contained in Cogent’s public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in Cogent’s prospective information, stockholders are cautioned not to place undue, if any, reliance on the prospective information included in this Schedule.

	2010*	2011*	2012*	2013*
	FY	FY	FY	FY
	(amounts in thousands)
TOTAL REVENUE	$140,005	$166,458	$182,544	$203,917

TOTAL GROSS PROFIT	$92,797	$94,787	$106,351	$116,299

TOTAL OPERATING EXPENSES	$41,854	$46,140	$51,028	$56,611

EBIT	$50,942	$48,647	$55,323	$59,688
EBITDA	$53,942	$51,722	$58,475	$62,919

*	The prospective information includes certain assumptions about new revenue opportunities that Cogent had separately identified to 3M. The prospective information does not include amounts for share based compensation expenses.

Forward-Looking Statements

This Schedule contains forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of 3M, Cogent and their consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements about the expected terms of the proposed acquisition; the ability to complete the proposed transaction; the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include that the transaction may not be timely completed, if at all, upon favorable terms; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the transaction, Cogent’s business may not perform as expected due to transaction-related uncertainty or other factors; that 3M is unable to successfully implement integration strategies; and other risks that are set forth in Cogent’s filings with the SEC, which are available without charge at www.sec.gov. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in Cogent’s filings with the SEC are not applicable to any forward-looking statements made in connection with the Offer. Cogent assumes no obligation and does not intend to update these forward-looking statements.

Item 9.	Exhibits

INDEX TO EXHIBITS

The following exhibits are filed herewith:

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated September 10, 2010 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by the 3M Company and Ventura Acquisition Corporation on September 10, 2010)

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by the 3M Company and Ventura Acquisition Corporation on September 10, 2010)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by the 3M Company and Ventura Acquisition Corporation on September 10, 2010)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by the 3M Company and Ventura Acquisition Corporation on September 10, 2010)

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by the 3M Company and Ventura Acquisition Corporation on September 10, 2010)

(a)(2)(A)	Letter to stockholders of Cogent Inc., dated September 10, 2010*

(a)(2)(B)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (attached hereto as Annex I)*

(a)(5)(A)	Joint press release issued by Cogent, Inc. and 3M Company, dated August 30, 2010 (incorporated by reference to Exhibit 99.1 to 3M Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 30, 2010)

(a)(5)(B)	Form of Summary Advertisement as published on September 10, 2010 in The Wall Street Journal (incorporated by reference to Exhibit (a)(5)(F) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by the 3M Company and Ventura Acquisition Corporation on September 10, 2010)

(a)(5)(C)	Opinion of Credit Suisse Securities (USA) LLP, dated August 29, 2010 (attached hereto as Annex II)*

(a)(5)(D)	Joint press release issued by Cogent, Inc. and 3M Company, dated September 10, 2010*

(e)(1)	Agreement and Plan of Merger, dated August 29, 2010, by and among Cogent Inc., 3M Company and Ventura Acquisition Corporation (incorporated by reference to Exhibit 2.1 to Cogent, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 31, 2010)

(e)(2)	Voting and Tender Agreement, dated August 29, 2010, by and among 3M Company, Ventura Acquisition Corporation and certain stockholders of Cogent, Inc. (incorporated by reference to Exhibit 10.1 to Cogent, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 31, 2010)

Exhibit Number	Description

(e)(3)	Non-Disclosure Agreement, dated July 31, 2008, by and between Cogent, Inc. and 3M Company, as amended by the Amendment No. 1 to Non-Disclosure Agreement, dated May 31, 2010, by and between Cogent, Inc. and 3M Company*

(e)(4)	Amended and Restated Certificate of Incorporation of Cogent, Inc. (incorporated by reference to Exhibit 3.1 to Cogent Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 1, 2004)

(e)(5)	Amended and Restated Bylaws of Cogent, Inc. (incorporated by reference to Exhibit 3.4 to Cogent, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 29, 2007)

(e)(6)	Form of Indemnity Agreement for Directors and Officers (incorporated by reference to Exhibit 10.1 to Cogent, Inc.’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on May 14, 2004, as amended (File No. 333-115535))

(e)(7)	2000 Stock Option Plan and forms of Incentive Stock Option Agreement and Nonqualified Stock Option Agreement thereunder (incorporated by reference to Exhibit 10.2 to Cogent, Inc.’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on May 14, 2004, as amended (File No. 333-115535))

(e)(8)	Amended and Restated 2004 Equity Incentive Plan and forms of Stock Option Agreements thereunder (incorporated by reference to Exhibit 10.3 to Cogent, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission on March 3, 2008)

(e)(9)	Form of Notice of Restricted Stock Unit Award and Restricted Stock Unit Award Agreement for Non-Employee Directors under the Amended and Restated 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.15 to Cogent, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 filed with the Securities and Exchange Commission on November 4, 2009)

(e)(10)	Form of Notice of Restricted Stock Unit Award and Restricted Stock Unit Award Agreement for Employees under the Amended and Restated 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.16 to Cogent, Inc.’s Quarterly Report on Form 10 Q for the quarterly period ended September 30, 2009 filed with the Securities and Exchange Commission on November 4, 2009)

(e)(11)	Employment Agreement, dated January 5, 2004, by and between Cogent, Inc. and Paul Kim (incorporated by reference to Exhibit 10.5 to Cogent, Inc.’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on May 14, 2004, as amended (File No. 333-115535)), as amended by the Amendment to Employment Agreement, dated August 29, 2010, by and between Cogent, Inc. and Paul Kim (incorporated by reference to Exhibit 10.2 to Cogent, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 29, 2010)

(e)(12)	Notice of Grant of Restricted Stock Units and Restricted Stock Units Agreement, dated November 29, 2007, by and between Cogent, Inc. and Paul Kim*

(e)(13)	Notice of Grant of Restricted Stock Units and Restricted Stock Units Agreement, dated May 15, 2010, by and between Cogent, Inc. and Paul Kim*

(e)(14)	Retention Letter Agreement, dated August 29, 2010, by and between Cogent, Inc., 3M Company and Ming Hsieh (incorporated by reference to Exhibit 10.3 to Cogent, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 31, 2010)

Exhibit Number	Description

(e)(15)	Retention Letter Agreement, dated August 29, 2010, by and between Cogent, Inc., 3M Company and Paul Kim (incorporated by reference to Exhibit 10.4 to Cogent, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 31, 2010)

(e)(16)	Retention Letter Agreement, dated August 29, 2010, by and between Cogent, Inc., 3M Company and James Jasinski (incorporated by reference to Exhibit 10.5 to Cogent, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 31, 2010)

(e)(17)	Retention Letter Agreement, dated August 29, 2010, by and between Cogent, Inc., 3M Company and Michael Hollowich (incorporated by reference to Exhibit 10.6 to Cogent, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 31, 2010)

(g)	Not applicable

*	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COGENT, INC.

By:	/S/ MING HSIEH
Ming Hsieh
President and Chief Executive Officer

Dated: September 10, 2010

Annex I

COGENT, INC.

639 North Rosemead Blvd.

Pasadena, California 91107

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

This Information Statement is being mailed on or about September 10, 2010 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of shares of Common Stock, $0.001 par value (the “Shares” or the “Common Stock”), of Cogent, Inc., a Delaware corporation (“Cogent”, the “Company”, “we”, “our” or “us”). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible appointment of persons designated by Ventura Acquisition Company, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of 3M Company, a Delaware corporation (“Parent” or “3M”), to the Board of Directors of the Company (the “Board” or the “Board of Directors”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of August 29, 2010 (the “Merger Agreement”), by and among the Company, Parent and Ventura Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”).

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. This Information Statement supplements certain information in the Solicitation/Recommendation Statement filed on Schedule 14D-9 to which this Information Statement is attached as Annex I. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Pursuant to the Merger Agreement, on September 10, 2010, Purchaser commenced a cash tender offer to purchase all outstanding Shares at a price of $10.50 per Share, in cash without interest, but less certain applicable taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 10, 2010 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as exhibits to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on September 10, 2010. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Thursday, October 7, 2010 (unless the Offer is extended), at which time, if all conditions to the Offer have been satisfied or waived, the Purchaser will purchase all Shares validly tendered pursuant to the Offer and not withdrawn. Following the successful completion of the Offer, upon approval by a stockholder vote, if required, Purchaser will be merged with and into the Company (the “Merger”). The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement is attached as Annex I, which Schedule 14D-9 was filed by the Company with the SEC on September 10, 2010, and which is being mailed to stockholders of the Company along with this Information Statement.

The information contained in this Information Statement concerning Parent, Purchaser and the Purchaser Designees (as defined below) has been furnished to the Company by either Parent or Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

PURCHASER DESIGNEES TO THE BOARD OF DIRECTORS

Right to Designate Directors

The Merger Agreement provides Purchaser with the right to designate directors to the Board of Directors at the Acceptance Time (defined below). Subject to applicable law, Nasdaq rules applicable to the Company and

Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder, promptly upon the acceptance for payment of, and payment by Purchaser for, any Shares of the Company’s Common Stock pursuant to the Offer (the “Acceptance Time”) and as long as Parent directly or indirectly beneficially owns not less than a majority of the issued and outstanding Shares of the Company’s Common Stock, Purchaser shall be entitled to designate such number of directors on the Board of Directors as will give Purchaser representation on the Board of Directors equal to at least that number of directors, rounded up to the next whole number, that is the product of (i) the total number of directors on the Board of Directors (giving effect to the directors elected pursuant to this sentence) multiplied by (ii) the percentage that (A) the number of Shares of the Company’s Common Stock owned by Purchaser or any other subsidiary of Parent bears to (B) the total number of Shares of the Company’s Common Stock that are issued and outstanding. The Company shall, at such time, promptly take all necessary action to cause Purchaser’s designees to be so elected.

In the event that Purchaser’s designees are appointed or elected to the Board of Directors, until the time and date the Merger becomes effective (the “Effective Time”), the Board of Directors shall have at least two directors who are directors on the date of the Merger Agreement and who are not officers of the Company or any Company Subsidiary (the “Independent Directors”). Provided, however, that in such event, if the number of Independent Directors shall be reduced below two for any reason whatsoever, the remaining Independent Director shall be entitled to designate one person to fill such vacancy who shall be deemed to be an Independent Director or, if no Independent Directors then remain, the other directors shall designate two persons to fill such vacancies who are not officers, stockholders or affiliates of the Company, any Company Subsidiary, Parent or Purchaser, and such persons shall be deemed to be Independent Directors. The Company shall promptly, at the option of Purchaser, take all necessary action to either increase the size of the Board of Directors or obtain the resignation of such number of its current directors as is necessary to enable the Purchaser’s designees to be elected or appointed to the Board of Directors. At such time, the persons designated by the Purchaser shall, as nearly as practicable, constitute at least the same percentage as persons designated by Purchaser of the Board of Directors of (1) each committee of the Board of Directors, (2) each board of directors of each Company Subsidiary, and (3) each committee of each such board, in each case only to the extent permitted by applicable law.

Information with respect to the Designees

As of the date of this Information Statement, neither Parent nor Purchaser has determined who Purchaser will designate to the Board of Directors (the “Designees”); however, the Designees will be selected from the list of potential designees provided below (the “Potential Designees”). The information provided below was provided by Parent for inclusion in this Information Statement and the Company has not made any independent verification of and makes no representation as to its accuracy or completeness. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Potential Designees is a director of, or holds any positions with, the Company.

Parent has advised the Company that, to the best of Parent’s knowledge, except as set forth below, none of the potential Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than with respect to transactions between the Company and Parent or Purchaser that have been described in the Schedule TO or the Schedule 14D-9.

List of Potential Designees

The name, age, present principal occupation or employment and five-year employment history of each Potential Designee are set forth below. Each individual set forth in the table below is a citizen of the United States. Unless otherwise noted, the business address of each is 3M Center, St. Paul, Minnesota, 55144.

None of the Potential Designees is involved in legal proceedings that would have a material adverse effect on the Company.

No Potential Designee has been a party to any bankruptcy or receivership proceeding, any criminal proceeding, or has been enjoined from participating in any business, including the securities industry or otherwise, during the last ten (10) years.

Name	Age	Principal Occupation or Employment

Michael P. Delkoski	56	Mr. Delkoski has been employed by 3M since 1973 and has been working in the Security Systems Division of 3M since January of 2003. He has served as the Vice President and General Manager of 3M’s Safety Security & Protection Services Business since October 2007.

Carol A. Peterson	52	Ms. Peterson has been employed by 3M since 1999. She has been Assistant General Counsel in 3M’s Office of General Counsel since 2002.

Rudy P. Pitera	55	Mr. Pitera has been employed by 3M since 1977. He has served as the Finance Director of 3M’s Safety Security & Protection Services Business since 2009. Prior to holding this position, beginning in 2005, he was the Finance Manager for 3M Industrial Adhesives & Tapes Division.

Maureen C. Faricy	55	Ms. Faricy has been employed by 3M since September 1981. She has been a Senior Paralegal II in 3M’s Office of General Counsel since 2001.

Kimberly M. Torseth	50	Ms. Torseth has been employed by 3M since January 1988 and has served as the Tax Governance Director since 2007. She has been a Director in the 3M Tax Department since 2001.

GENERAL INFORMATION CONCERNING THE COMPANY

The Common Stock is the only class of securities of the Company outstanding that is entitled to vote at a meeting of stockholders of the Company. Each holder of record of Shares of our Common Stock is entitled to one vote for each share held on all matters to be voted upon at the meeting of the stockholders.

At the close of business on August 27, 2010, the Company had outstanding and entitled to vote 88,389,700 Shares of Common Stock.

MANAGEMENT OF THE COMPANY

Board of Directors

Our Board of Directors currently consists of four members. The directors are elected at each annual meeting of stockholders and serve until the next annual meeting of stockholders and until their successors have been duly elected and qualified.

Set forth below is certain information furnished to us by each of our directors.

Name	Age	Present Position with the Company
Ming Hsieh	54	President, Chief Executive Officer and Chairman of the Board of Directors
John C. Bolger	64	Director
John P. Stenbit	70	Director
Kenneth R. Thornton	68	Director

Ming Hsieh has served as our Chief Executive Officer, President and Chairman of the Board of Directors since founding Cogent in 1990. Mr. Hsieh is the principal architect of our AFIS solutions and brings to our Board critical relationships with key customers and leadership that is central to our business. Mr. Hsieh is responsible for our executive management and his responsibilities include long-range planning and corporate growth, as well as developing and implementing company policies, procedures and philosophy. Prior to founding Cogent, Mr. Hsieh founded and was Vice President of AMAX Technology from 1987 to 1990. Prior to that, Mr. Hsieh was a research and development engineer at International Rectifier from 1985 to 1987. Mr. Hsieh received a B.S.E.E. from University of Southern California in 1983 and an M.S.E.E. from the University of Southern California in 1984.

John C. Bolger has served as a director since March 2004, and brings to our Board formal accounting and financial training and expertise, as well as extensive public company board and senior management experience. Mr. Bolger is a retired Vice President of Finance and Administration of Cisco Systems, Inc., a manufacturer of computer networking systems. Mr. Bolger is currently a private investor and has served as a director of Mattson Technology, Inc., a public company, since 2006. Mr. Bolger previously served as a director of Wind River Systems, Inc., Mission West Properties, Inc., Micromuse, Inc., Integrated Device Technology, Inc., and Sanmina-SCI Corporation, all of which were public companies. Mr. Bolger received a B.A. from the University of Massachusetts in 1969 and an M.B.A. from Harvard University in 1971. He is a Certified Public Accountant.

John P. Stenbit has served as a director since April 2004, and brings to our Board significant experience working in the U.S. federal government, which is our most important market. We also benefit from his extensive experience working with large government contractors who are our partners and competitors. Mr. Stenbit participated as a member of Secretary Rumsfeld’s staff in conjunction with the transformation of the entire Department of Defense during his two terms of service from September 1973 to April 1977. Mr. Stenbit served as the Assistant Secretary of Defense Networks and Information Integration (NII), previously known as Command, Control, Communications, and Intelligence (C3I), at the Pentagon from August 2001 to March 2004. Mr. Stenbit also worked at TRW, Inc. from September 1968 to August 1973, and from May 1977 to April 2001, most recently as an executive vice president. Mr. Stenbit has chaired advisory committees for the Administrator of the Federal Aviation Administration, as well as served as a member of advisory committees on information security, strategic systems, telecommunications, submarines, and future warfare defense communications. Mr. Stenbit has served as a director of Viasat, Inc. since 2004 and Loral Space & Communications since 2006, both of which are public companies. Mr. Stenbit previously served as a director of SMA, Inc. and SI International, Inc., both of which were public companies. Mr. Stenbit also serves as a director of Defense Group, Inc. and Mitre Corp. Mr. Stenbit received a B.S in 1961 and an M.S. in 1962 from the California Institute of Technology and attended the Technische Hogeschool in the Netherlands from 1962 to 1963 and 1965 to 1967.

Kenneth R. Thornton has served as a director since June 2004, and brings to our Board significant experience in marketing technology and services to governments and government agencies. Mr. Thornton worked for International Business Machines (IBM) from November 1967 until April 2001 when he retired as General Manager Worldwide Public Sector. Mr. Thornton has served as a director of CyberSource Corporation, a public company, since April 2001, Hire Networks Corporation since November 2001 and Base Technologies since March, 2009. Mr. Thornton received his B.S. from Barton College in 1964.

Executive Officers

The following table sets forth information as to persons who serve as our executive officers as of the date of this Information Statement:

Name	Age	Position(s)
Ming Hsieh	54	President, Chief Executive Officer and Chairman of the Board of Directors
Paul Kim	42	Chief Financial Officer
Michael Hollowich	63	Executive Vice President, Operations
James Jasinski	60	Executive Vice President, Federal and State Systems

For information regarding Mr. Hsieh, see above.

Paul Kim has served as our Chief Financial Officer since January 2004. Prior to that, Mr. Kim was the Chief Financial Officer of JNI Corporation, a storage area network technology company, from September 2002 until December 2003. From October 1999 to August 2002, Mr. Kim was Vice President, Finance and Corporate Controller of JNI. Prior to joining JNI, he served as Vice President of Finance and Administration for Datafusion Inc., a privately held software development company, from January 1998 until October 1999. From April 1996 to January 1998, Mr. Kim was the Corporate Controller for Interlink Computer Sciences, Inc., a public enterprise software company. From January 1990 to April 1996, Mr. Kim worked for Coopers and Lybrand L.L.P., leaving as an audit manager. Mr. Kim received a B.A. from the University of California at Berkeley in 1989 and is a Certified Public Accountant.

Michael Hollowich joined Cogent in February 2001. He currently serves as Executive Vice President, Operations. Mr. Hollowich is responsible for internal operations related to new project management and user support, as well as qualification of new business targets and preparation of proposals. Prior to joining us, Mr. Hollowich served at TRW (Northrup Grumman) from April 1969 to February 2001, where he held senior business development and project management positions including project director for the United Kingdom’s National Automated Fingerprint Identification System as well as the project manager for the NASA Spacelab Payload Integration project. While at TRW, Mr. Hollowich worked overseas on projects in the United Kingdom, Germany, Belgium and Denmark. Mr. Hollowich received a B.S. from the University of California at Los Angeles in 1969.

James Jasinski joined Cogent in May 2002. He currently serves as Executive Vice President, Federal and State Systems. Mr. Jasinski is responsible for support of existing clients at the federal and state levels, development of new business opportunities, and establishment of new project offices as needed for the management of new contracts. He also manages our Reston, Virginia and Ohio offices. Prior to joining us, Mr. Jasinski was a Vice President for DynCorp Systems and Solutions from December 2000 to May 2002. From May 1978 through December 2000, Mr. Jasinski worked at the Federal Bureau of Investigation. Mr. Jasinski received a JD from Union University, Albany Law School in 1976 and a B.A. from State University of New York at Buffalo in 1973.

CORPORATE GOVERNANCE

Board Committees and Meetings

During the fiscal year ended December 31, 2009, the Board of Directors held four meetings and acted by unanimous written consent one time. The Board of Directors has established three standing committees: an Audit Committee; a Compensation Committee; and a Nominating and Corporate Governance Committee.

The members of our Audit Committee are John C. Bolger, John P. Stenbit and Kenneth R. Thornton. Mr. Bolger is the chair of our Audit Committee, and the Board of Directors has determined that Mr. Bolger is an Audit Committee financial expert, as defined in the rules of the Securities and Exchange Commission (“SEC”).

The Audit Committee oversees, reviews and evaluates our financial statements, accounting and financial reporting processes, internal control functions and the audits of our financial statements. The Audit Committee is responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm. The Audit Committee held six meetings during the fiscal year ended December 31, 2009. The Board of Directors has determined that all members of the Audit Committee are independent (as independence is defined in the NASDAQ Stock Market qualitative listing standards). The Audit Committee acts pursuant to a written charter.

The members of our Compensation Committee are John C. Bolger, John P. Stenbit and Kenneth R. Thornton. Mr. Thornton is the chair of our Compensation Committee. The Compensation Committee reviews and makes recommendations to our Board of Directors concerning the compensation and benefits of our executive officers, including the Chief Executive Officer, and directors, oversees the administration of our stock option and employee benefits plans, and reviews general policy relating to compensation and benefits. The Compensation Committee may from time to time delegate duties or responsibilities to subcommittees or to one member of the Compensation Committee. The Compensation Committee held four meetings during the fiscal year ended December 31, 2009. The Board of Directors has determined that all members of the Compensation Committee are independent (as independence is defined in the NASDAQ Stock Market qualitative listing standards). The Compensation Committee acts pursuant to a written charter.

The members of our Nominating and Corporate Governance Committee, referred to as the “Nominating Committee,” are John C. Bolger, John P. Stenbit and Kenneth R. Thornton. Mr. Stenbit is the chair of our Nominating Committee. The Nominating Committee identifies prospective candidates to serve on the Board of Directors, recommends nominees for election to the Board of Directors, develops and recommends Board member selection criteria, considers committee member qualification, recommends corporate governance principles to the Board of Directors, and provides oversight in the evaluation of the Board of Directors and each committee. The Nominating Committee held one meeting during the fiscal year ended December 31, 2009. The Board of Directors has determined that all members of the Nominating Committee are independent (as independence is defined in the NASDAQ Stock Market qualitative listing standards). The Nominating Committee acts pursuant to a written charter.

During the fiscal year ended December 31, 2009, each member of the Board of Directors attended 75% or more of the aggregate number of the meetings of the Board of Directors and of the committees on which he or she served, held during the period for which he was a director or committee member, respectively. Each member of the Board of Directors attended our 2009 Annual Meeting of Stockholders.

Director Nominations

The Nominating Committee evaluates and recommends to the Board of Directors director nominees for each election of directors.

In fulfilling its responsibilities, the Nominating Committee considers the following factors: (i) the appropriate size of the Board of Directors and its committees; (ii) the needs of the Company with respect to the particular talents and experience of its directors; (iii) the knowledge, skills and experience of nominees, including experience in the biometrics industry, business, finance, administration or public service, in light of prevailing business conditions and the knowledge, skills and experience already possessed by other members of the Board of Directors; (iv) experience with accounting rules and practices; (v) applicable regulatory and securities exchange/association requirements (including the NASDAQ Stock Market qualitative listing standards); and (vi) a balance between the benefit of continuity and the desire for a fresh perspective provided by new members.

Other than the foregoing factors, there are no stated minimum criteria for director nominees. However, the Nominating Committee may also consider such other factors as it may deem are in the best interests of the Company and its stockholders. The Nominating Committee does, however, recognize that under applicable regulatory requirements at least one member of the Board of Directors must, and believes that it is preferable that more than one member of the Board of Directors should, meet the criteria for an “audit committee financial expert” as defined by SEC rules. The Nominating Committee also believes it appropriate for the Company’s Chief Executive Officer to participate as a member of the Board of Directors.

We do not have a written policy with respect to Board diversity; however, the Nominating Committee’s goal is to assemble a Board of Directors that brings to the Company a diversity of knowledge, skills and expertise derived from high quality business and professional experience. We believe a Board with these attributes leads to improved company performance by encouraging new ideas and perspectives and expanding the knowledge base available to management.

The Nominating Committee identifies nominees by first evaluating the current members of the Board of Directors willing to continue in service. Current members of the Board of Directors with skills and experience that are relevant to the Company’s business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the Board of Directors with that of obtaining a new perspective. If any member of the Board of Directors up for re-election at an upcoming annual meeting of stockholders does not wish to continue in service, the Nominating Committee identifies the desired skills and experience of a new nominee in light of the criteria above. Current members of the Nominating Committee and Board of Directors will be polled for suggestions as to individuals meeting the criteria of the Nominating Committee. Research may also be performed to identify qualified individuals. If the Nominating Committee believes that the Board of Directors requires additional candidates for nomination, the Nominating Committee may explore alternative sources for identifying additional candidates. This may include engaging, as appropriate, a third party search firm to assist in identifying qualified candidates.

The Nominating Committee will evaluate any recommendation for director nominee proposed by a stockholder who (i) has continuously held at least 1% of the outstanding shares of the Company’s Common Stock entitled to vote at the annual meeting of stockholders for at least one year by the date the stockholder makes the recommendation and (ii) undertakes to continue to hold the Common Stock through the date of the meeting. In order to be evaluated in connection with the Company’s established procedures for evaluating potential director nominees, any recommendation for director nominee submitted by a qualifying stockholder must be received by the Company no later than 120 days prior to the anniversary of the date a proxy statement was mailed to stockholders in connection with the prior year’s annual meeting of stockholders. Any stockholder recommendation for director nominee must be submitted to the Company’s Chief Financial Officer in writing at 639 North Rosemead Blvd., Pasadena, CA 91107 and must contain the following information:

•

a statement by the stockholder that he/she/it is the holder of at least 1% of the outstanding shares of the Company’s Common Stock and that the stock has been held for at least a year prior to the date of the submission and that the stockholder will continue to hold the shares through the date of the annual meeting of stockholders;

•	the candidate’s name, age, contact information and current principal occupation or employment;

•

a description of the candidate’s qualifications and business experience during, at a minimum, the last five years, including his/her principal occupation and employment and the name and principal business of any corporation or other organization in which the candidate was employed;

•	the candidate’s resume; and

•	three (3) references.

The Nominating Committee will evaluate recommendations for director nominees submitted by directors, management or qualifying stockholders in the same manner, using the criteria stated above.

All directors and director nominees will submit a completed form of directors’ and officers’ questionnaire as part of the nominating process. The process may also include interviews and additional background and reference checks for non-incumbent nominees, at the discretion of the Nominating Committee.

Communications with Directors

The Board of Directors has adopted a Stockholders Communications with Directors Policy. The Stockholders Communications with Directors Policy is available at the Company’s website at www.cogentsystems.com. Once on our home page, click on “Investor Relations,” then click on “Corporate Governance” and then click on “Stockholder Communications with Directors Policy.” The policy is on this web page.

Director Attendance at Annual Meetings

The Board of Directors has adopted a Board Member Attendance at Annual Meetings Policy. This policy may be found at www.cogentsystems.com. Once on our home page, click on “Investor Relations,” then click on “Corporate Governance” and then click on “Board Member Attendance at Annual Meetings Policy.” The policy is on this web page.

Code of Ethics

The Board of Directors has adopted a Code of Ethics that applies to all of our employees, officers and directors. The Code of Ethics contains general guidelines for conducting the business of our company consistent with the highest standards of business ethics, and is intended to qualify as a “code of ethics” within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and Item 406 of Regulation S-K. Any amendments to or waivers of the Code of Ethics will be promptly posted on our website or disclosed in a report on Form 8-K.

Corporate Governance Documents

Our corporate governance documents, including the Audit Committee Charter, Compensation Committee Charter, Nominating and Corporate Governance Committee Charter and Code of Ethics, are available, free of charge, on our website at www.cogentsystems.com. Please note, however, that the information contained on the website is not incorporated by reference in, or considered part of, this Information Statement. We will also provide copies of these documents, free of charge, to any stockholder upon written request to Investor Relations, Cogent, Inc., 639 North Rosemead Blvd., Pasadena, California 91107.

Board Member Independence

The Board of Directors has determined that, except for Mr. Hsieh, all of the members of the Board of Directors are “independent” as independence is defined in the NASDAQ Stock Market qualification standards. Mr. Hsieh is not considered independent because he is currently employed by the Company.

Board Leadership Structure

Both the Chairman of the Board and the Chief Executive Officer positions are currently held by Mr. Hsieh. We do not have a lead independent director. However, all Board committee members are independent directors.

The Board has determined that its current structure, with a combined Chairman and Chief Executive Officer and independent directors as members of each committee, is in the best interests of our company and our stockholders. The Board believes that combining the Chairman and Chief Executive Officer positions is currently the most effective leadership structure for our company given Mr. Hsieh’s in-depth knowledge of our technology, business and industry, his ability to formulate and implement strategic initiatives, and his extensive contact with and knowledge of customers. Further, Mr. Hsieh is intimately involved in the day-to-day operations of our company and is thus in a position to elevate the most critical business issues for consideration by the independent directors of the Board.

We believe the independent nature of the Board committees, as well as the practice of our independent directors regularly meeting in executive session without Mr. Hsieh and the other members of our management present, ensures that our Board maintains a level of independent oversight of management that is appropriate for our company.

Board Risk Oversight

Our Board of Directors oversees an enterprise-wide approach to risk management that is designed to support the achievement of organizational objectives to improve long-term company performance and enhance stockholder value. A fundamental part of risk management is not only understanding the risks a company faces and what steps management is taking to manage those risks, but also understanding what level of risk is appropriate for us. In setting our business strategy, our Board of Directors assesses the various risks being mitigated by management and determines what constitutes an appropriate level of risk for us.

While our Board of Directors has the ultimate oversight responsibility for the risk management process, various committees of our Board also have responsibility for risk management. In particular, the Audit Committee focuses on financial risk, including internal controls, and receives financial risk assessment reports from management. Risks related to our compensation programs are reviewed by the Compensation Committee. Our Board of Directors is advised by the committees of significant risks and management’s response via periodic updates.

Compensation of Directors

Each of our non-employee directors is paid $30,000 annually and is reimbursed for reasonable expenses incurred in connection with performance of their duties as directors. Additionally, the chairperson of each of the audit committee, the compensation committee and the nominating and corporate governance committee receives an annual payment of $18,000, $10,000 and $5,000, respectively, and members of the audit committee, compensation committee and nominating and corporate governance committee (not including chairpersons) receive annual payments of $10,000, $5,000 and $2,500, respectively.

Each non-employee director is automatically granted 4,000 restricted stock units if he or she remains on the Board of Directors on the date of each annual meeting of stockholders. The restricted stock units vest in four annual installments, and vested shares will be delivered to the holder on the earlier of a change in control of our company and the holder’s retirement from our Board of Directors.

Director Compensation Table

The following table summarizes compensation that our directors (other than directors who are named executive officers) earned during 2009 for services as members of our Board of Directors.

Name	Fees earned or paid in cash ($)	Stock Awards ($)		Total ($)
John C. Bolger(1)	$55,500	$43,640	(2)	$99,140
John P. Stenbit(3)	50,000	43,640	(4)	93,640
Kenneth R. Thornton(5)	52,500	43,640	(6)	96,140

(1)	At December 31, 2009, Mr. Bolger held (i) 40,000 options to purchase shares of our Common Stock and (ii) 4,000 restricted stock units.
(2)	Mr. Bolger was granted 4,000 restricted stock units on August 15, 2009. The dollar amount in this column represents the grant date fair value of such grant computed in accordance with FASB ASC Topic 718. The assumptions we used with respect to the valuation of equity grants are set forth in Note 11 to our consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2009.

(3)	At December 31, 2009, Mr. Stenbit held (i) options to purchase 80,000 shares of our Common Stock and (ii) 4,000 restricted stock units.
(4)	Mr. Stenbit was granted 4,000 restricted stock units on August 15, 2009. The dollar amount in this column represents the grant date fair value of such grant computed in accordance with FASB ASC Topic 718. The assumptions we used with respect to the valuation of equity grants are set forth in Note 11 to our consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2009.
(5)	At December 31, 2009, Mr. Thornton held (i) options to purchase 80,000 shares of our Common Stock and (ii) 4,000 restricted stock units.
(6)	Mr. Thornton was granted 4,000 restricted stock units on August 15, 2009. The dollar amount in this column represents the grant date fair value of such grant computed in accordance with FASB ASC Topic 718. The assumptions we used with respect to the valuation of equity grants are set forth in Note 11 to our consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2009.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

This compensation discussion and analysis discusses the material elements of the compensation awarded to, earned by, or paid to each of Ming Hsieh, our President and Chief Executive Officer, Paul Kim, our Chief Financial Officer, Michael Hollowich, our Executive Vice President, Operations, and James Jasinski, our Executive Vice President, Federal and State Systems. These individuals are also referred to herein as our “named executive officers.”

Compensation Program Objectives and Philosophy

The compensation committee of our Board of Directors currently oversees the design and administration of our executive compensation program. The primary objectives of our executive officer compensation program are to:

1.	Provide compensation that is fair in relation to the executive’s experience, responsibilities, performance and tenure with our company, as well as in relation to the compensation provided to other employees;

2.	Attract, motivate and retain talented and dedicated executive officers;

3.	Reward achievement of personal performance objectives and key corporate performance objectives by tying incentive compensation to the achievement of such objectives;

4.	Reward superior individual performance by paying one-time cash and equity bonuses; and

5.	Reinforce business strategies and objectives for enhanced stockholder value.

In order to achieve these objectives, we maintain an executive compensation program with the following elements: base salary, annual cash bonus awards, long-term equity incentives in the form of stock options and restricted stock units, other benefits and perquisites (consisting of life and health insurance benefits and a qualified 401(k) savings plan), post-termination severance and acceleration of stock option and restricted stock unit vesting for certain named executive officers upon termination and/or a change in control.

We generally view the components of our compensation program as related but distinct. Although our compensation committee does review total compensation, we do not believe that significant compensation derived from one component of compensation should negate or offset compensation from other components.

Our compensation committee performs at least annually a review of our compensation program to determine whether we are achieving our objectives. During these reviews our compensation committee takes into account our goal of maintaining internal pay equity, third party compensation surveys and other considerations we deem relevant, such as rewarding extraordinary performance. Also, in February 2009 we retained a compensation consulting firm to assist our compensation committee in evaluating our compensation practices.

Unique Ownership

When determining compensation for our Chief Executive Officer, our compensation committee gives significant consideration to the distinct nature of our ownership, which has existed since prior to our initial public offering in 2004 (the “IPO”) and continues today. Specifically, Mr. Hsieh, our Chief Executive Officer, was our sole stockholder prior to our IPO, continues to hold a significant amount of our Common Stock and has received substantial liquidity through sales of shares of our Common Stock since our IPO.

Internal Pay Equity

We have a goal of maintaining internal pay equity, and our compensation committee seeks to make compensation-related decisions that are consistent with this goal. Maintaining internal pay equity means that we seek a reasonable numerical ratio between (i) Mr. Hsieh’s base salary and bonus plan pay-out and that of Mr. Kim, (ii) Mr. Kim’s base salary, bonus plan pay-out and equity incentives and that of Messrs. Hollowich and Jasinski, (iii) Mr. Hollowich’s base salary, bonus plan pay-out and equity incentives and that of Mr. Jasinski, and (iv) Mr. Hollowich’s and Mr. Jasinski’s base salary, bonus plan pay-outs and equity incentives and that of our next tier of employees. We believe adhering to principles of internal pay equity promotes fairness, is economical, motivates our executives and other employees, mitigates market biases and leads to better employee relations and a stronger company. Each year, with the assistance of our Chief Executive Officer, the compensation committee reviews the relationship (and disparity, if any) in compensation to monitor and avoid any unjustified widening of compensation ratios while at the same time distinguishing relative performance levels with appropriate incentives.

Role of Executive Officers in Compensation Decisions

Our compensation committee reviews and approves the compensation paid to our Chief Executive Officer. With regard to the compensation paid to each executive officer other than the Chief Executive Officer, the Chief Executive Officer reviews, on an annual basis, the compensation paid to each such executive officer during the past year and submits to the compensation committee his recommendations regarding the compensation to be paid to such persons during the next year. Our Chief Executive Officer gives heavy weight to internal pay equity and relative contributions to corporate financial performance when making his compensation recommendations to our compensation committee. Following a review of such recommendations, the committee will take any action regarding compensation as it deems appropriate, including approving compensation in an amount the compensation committee deems reasonable.

Management plays a significant role in the compensation-setting process for executive officers, other than the Chief Executive Officer, by:

•	evaluating employee performance;

•	recommending business performance targets and establishing objectives; and

•	recommending salary levels, bonuses and equity-based awards.

Management also prepares meeting information for most compensation committee meetings, and the Chief Executive Officer participates in committee meetings at the compensation committee’s request to provide:

•	background information regarding our strategic objectives;

•	his evaluation of the performance of the executive officers; and

•	compensation recommendations as to executive officers (other than himself).

Base Compensation

We provide our named executive officers and other executives with base salaries that we believe enable us to reward individual performance and contribution to our overall business goals and to hire and retain individuals in a competitive environment. We review base salaries for our named executive officers annually, and changes are generally based on our performance, individual performance and our view of internal pay equity. We also take into account publicly available information about the base compensation that is payable by companies that we believe to be our competitors and by other public companies with whom we believe we generally compete for executives. The base salary of our Chief Executive Officer, Mr. Hsieh, is reviewed and recommended by our compensation committee, whose members are all of our independent directors.

In February 2009 the compensation committee reviewed the salaries of our named executive officers and made the following determinations:

Mr. Hsieh. In reviewing Mr. Hsieh’s base salary for 2009, the committee focused on our results of operations for 2008, Mr. Hsieh’s continued significant ownership of our company, the liquidity Mr. Hsieh has received through sales of our Common Stock since our IPO and our view of internal pay equity. Based on these factors, our compensation committee determined that only a modest increase in Mr. Hsieh’s base salary was appropriate at that time.

Mr. Kim. In reviewing Mr. Kim’s base salary for 2009, the compensation committee focused on the recommendation of our Chief Executive Officer and our goal of maintaining internal pay equity. Based on these factors, as well as the compensation committee’s view that Mr. Kim’s base salary was at a level consistent with that of chief financial officers of the companies with whom we compete for executives, our compensation committee determined that only a modest increase in Mr. Kim’s base salary was appropriate at that time.

Messrs. Hollowich and Jasinski. In reviewing the base salaries of Messrs. Hollowich and Jasinski for 2009, the committee focused on the recommendations of our Chief Executive Officer, our goal of maintaining internal pay equity and the liquidity these executive officers had received through sales of shares of our Common Stock since our IPO. Based on these factors, our compensation committee determined that only modest increases in the base salaries of Messrs. Hollowich and Jasinski were appropriate at that time.

Annual Cash Bonus Awards

We believe a cash-based incentive compensation program is important in order to focus our management on, and reward our executives for, achieving key company and personal objectives. In February 2009, our compensation committee adopted a formal annual cash bonus plan. Under the terms of the bonus plan, the compensation committee establishes performance objectives and annual target bonus amounts for each executive officer. In determining the appropriate level of bonus for each officer the compensation committee considers the recommendation of our Chief Executive Officer (for all named executive officers other than himself), information provided through independent, third-party surveys and other information collected from public sources for similar positions at peer companies, our goal of maintaining internal pay equity, and relative base salary and bonus amounts for each individual.

2009 Bonus Plan

In the first quarter of 2009, the compensation committee worked with senior management to establish the bonus amounts and performance objectives under the bonus plan. For fiscal 2009, each executive officer was eligible to receive a bonus that ranged from 2% to 70% of the individual’s base salary. As described in greater detail below, the performance objectives consisted of company objectives and individual objectives. For each performance objective the committee assigned a relative weighting to provide guidelines for setting actual cash payouts for each executive officer based on a percentage of the individual’s base salary.

The compensation committee retained wide discretion to interpret the terms of the bonus plan, including interpreting and determining whether the performance objectives had been met and the amount of cash bonus that may be paid pursuant to the bonus plan.

For the 2009 bonus plan, our company objectives consisted of achieving $130.0 million in revenue and $42.6 million in adjusted operating income for 2009, expanding our customer base and winning contracts with large customers. Importantly, the compensation committee determined that we had to achieve at least 80% of the revenue and adjusted operating income targets in order for our named executive officers to receive any pay-outs under the 2009 bonus plan. Adjusted operating income is a non-GAAP financial measure we calculated for 2009 by excluding from operating expenses any stock based compensation expense. For 2009 we achieved $129.6 million in revenue and $45.7 million in adjusted operating income, or 99.7% of our revenue target and 107.3% of our adjusted operating income target.

The following is a discussion of the personal objectives under the 2009 bonus plan for each of our named executive officers, as well as a discussion of the determinations our compensation committee made with respect to pay-outs to our named executive officers under the 2009 bonus plan.

Mr. Hsieh. For the 2009 bonus plan, Mr. Hsieh’s personal performance objectives were closely tied to our company objectives. Specifically, his personal objectives consisted of (i) growing our business to at least $130 million in revenue, and (ii) advancing strategic alternatives that fuel our growth or bring value to our company. These objectives received equal weighting. After considering our performance against the company objectives and Mr. Hsieh’s performance against his personal objectives, our compensation committee determined that Mr. Hsieh should receive a bonus under the 2009 bonus plan of $100,000.

Mr. Kim. For the 2009 bonus plan, Mr. Kim’s personal performance objectives consisted of (i) continuing to build a public infrastructure for the company, including Sarbanes-Oxley compliance, (ii) successfully managing our investor relations program, (iii) supporting our vice presidents, (iv) controlling corporate costs, (v) assisting our Chief Executive Officer in evaluating strategic alternatives that fuel our growth or bring value to our company, and (vi) helping manage the risks associated with being a public company. The committee assigned the greatest weight to objective (v), followed by objectives (i) and (ii), which were assigned equal weighting, and objectives (iii), (iv) and (vi). After considering our performance against the company objectives and Mr. Kim’s performance against his personal objectives, our compensation committee determined that Mr. Kim should receive a bonus under the 2009 bonus plan of $60,000.

Mr. Hollowich. For the 2009 bonus plan, Mr. Hollowich’s personal performance objectives consisted of (i) supervising our efforts to win contracts with large customers, (ii) supervising our efforts to win contracts with state and local governments, and (iii) helping us expand into foreign jurisdictions. The committee assigned the greatest weight to objective (i), followed by objectives (ii) and (iii). After considering our performance against the company objectives and Mr. Hollowich’s performance against his personal objectives, our compensation committee determined that Mr. Hollowich should receive a bonus under the 2009 bonus plan of $100,000.

Mr. Jasinski. For the 2009 bonus plan, Mr. Jasinski’s personal performance objective consisted of supervising our efforts to win contracts with large customers. After considering our performance against the company objectives and Mr. Jasinski’s performance against his personal objective, our compensation committee determined that Mr. Jasinski should receive a bonus under the 2009 bonus plan of $80,000.

2009 Discretionary Bonuses

The compensation committee may also award discretionary bonuses based on our achievements and the individual’s contributions to those achievements. Based on the contributions Mr. Hollowich made in advancing our projects in the United Kingdom in 2009, the compensation committee awarded him a discretionary bonus of $40,000 in April 2009.

Equity Compensation

We believe that equity ownership by our executive officers provides important incentives to build stockholder value and align the interests of executive officers with those of our stockholders. The compensation committee develops its equity award determinations based on its judgments as to whether the complete compensation packages provided to our executives, including prior equity awards, are sufficient to retain, motivate and adequately award the executives. This judgment is based in part on information provided by reviewing the equity compensation practices of companies we believe to be our competitors and by other public companies with whom we believe we generally compete for executives, as well as on our view of internal pay equity. We do not have any stock ownership guidelines for our executive officers.

We grant equity compensation to our executive officers and other employees under our Amended and Restated 2004 Equity Incentive Plan, or the 2004 Plan. On January 1, 2006, we began accounting for stock-based payments in accordance with the requirements of FASB ASC Topic 718.

Prior Equity Grants

We granted substantial equity awards, in the form of stock options, to our named executive officers (other than our Chief Executive Officer) prior to our IPO, and these awards fully vested in 2008. In 2007 we issued restricted stock units to our named executive officers (other than our Chief Executive Officer) in order to reward them for their performance and to further incentivize them to stay with us for longer periods of time. In addition, in 2008 the compensation committee awarded Mr. Jasinski a one-time grant of restricted stock units as a bonus for his contributions to our business. Generally, 25% of the units subject to these grants vest on each anniversary of the grant date, with the result that 100% of the units subject to these grants will be fully vested on the fourth anniversary of the grant date. If the employment of a named executive officer terminates prior to the vesting of some or all of the units, then the unvested units will be forfeited back to us; provided that Mr. Kim is entitled to acceleration of vesting in the event of a change in control of our company.

The compensation committee determined that the objectives of our compensation program were met without granting additional equity awards to our named executive officers in 2009. This determination was largely based on the liquidity resulting from the sale of shares obtained by exercising the pre-IPO stock options and the continued vesting of the 2007 restricted stock unit awards. Further, as previously discussed, our Chief Executive Officer was our sole stockholder prior to our IPO and continues to control a significant amount of our outstanding capital stock. In light of these circumstances, our compensation committee determined that it was not necessary to grant equity awards to Mr. Hsieh in order to fulfill the objectives of our executive compensation program.

Executive Benefits and Perquisites

We provide the opportunity for our named executive officers and other executives to receive certain perquisites and general health and welfare benefits. We also offer participation in our defined contribution 401(k) plan. After one year of service we match employee contributions under our 401(k) plan, up to an amount equal to 3% of an individual’s annual base salary. We provide these benefits to create additional incentives for our executives and to remain competitive in the general marketplace for executive talent.

Change in Control and Severance Benefits

Pursuant to the employment agreement entered in connection with his hiring in January 2004, as well as the agreement governing restricted stock units issued in 2007, we provide the opportunity for our Chief Financial Officer to receive additional compensation and benefits in the event of severance or change in control. Our severance and change in control provisions for our Chief Financial Officer are summarized below in “—Employment Agreements” and “—Potential Payments Upon Termination or Change in Control.” Our compensation committee believes that Mr. Kim’s interests are best aligned with the interests of our stockholders, and we will be better able to retain his services, if he has the benefit of severance and change in control arrangements.

Code Section 162(m)

It is our policy generally to qualify compensation paid to executive officers for deductibility under Section 162(m) of the Internal Revenue Code. Section 162(m) generally prohibits us from deducting the compensation of officers that exceeds $1,000,000 unless that compensation is based on the achievement of objective performance goals. We believe our 2004 Plan is structured to qualify stock options, restricted share and stock unit awards under such plan as performance-based compensation and to maximize the tax deductibility of such awards. However, we reserve the discretion to pay compensation to our officers that may not be deductible.

2010 Compensation Decisions

In February 2010, our compensation committee approved the following annual base salaries for our named executive officers: (i) $306,000 for Mr. Hsieh, (ii) $274,000 for Mr. Kim, and (iii) $216,000 for each of Messrs.

Hollowich and Jasinski. The committee also approved a 2010 cash-based incentive bonus program, pursuant to which each named executive may, based upon the achievement of company and individual performance objectives, receive a bonus that ranges from 2% to 70% of an individual’s base salary.

In addition, in February 2010 our Compensation Committee approved grants of 40,000 restricted stock units to Mr. Kim, 16,000 restricted stock units to Mr. Hollowich and 16,000 restricted stock units to Mr. Jasinski. Such grants were made effective as of May 15, 2010.

Summary Compensation Table

The following table shows information concerning the annual compensation for services provided to us by our named executive officers during 2009, 2008 and 2007.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards (1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)		Total ($)
Ming Hsieh,	2009	$300,000	$—	$—	$—	$100,000	$24,696	(3)	$424,696
Chief Executive Officer	2008	287,000	—	—	—	100,000	19,623		406,623
	2007	273,000	—	—	—	—	19,613		292,613

Paul Kim,	2009	268,000	—	—	—	60,000	17,275	(4)	345,275
Chief Financial Officer	2008	262,500	—	—	—	60,000	9,474		331,974
	2007	245,333	—	1,160,000	—	45,000	8,276		1,458,609

Michael Hollowich,	2009	211,000	40,000	—	—	100,000	18,569	(5)	369,569
Executive Vice President, Operations	2008	206,167	—	—	—	60,000	17,046		283,213
	2007	196,500	—	174,000	—	40,000	18,116		428,616

James Jasinski,	2009	211,000	—	—	—	80,000	21,461	(6)	312,461
Executive Vice President, Federal and State Systems	2008	203,667	150,000	133,500	—	100,000	21,583		608,750
	2007	194,950	60,000	174,000	—	40,000	20,770		489,720

(1)	The amounts shown in these columns represent the grant date fair value of restricted stock units and options computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. The assumptions we used with respect to the valuation of stock and option awards are set forth in Note 2 to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, Note 5 to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and Note 11 to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009.
(2)	The amounts in this column reflect the cash awards paid pursuant to our annual cash bonus plan.
(3)	Consists of (i) $9,430 of contributions made by us to our 401(k) plan on behalf of Mr. Hsieh, (ii) accrued vacation payout of $14,350 and (iii) $916 of life insurance premiums paid on behalf of Mr. Hsieh.
(4)	Consists of (i) $8,282 of contributions made by us to our 401(k) plan on behalf of Mr. Kim, (ii) accrued vacation payout of $8,077 and (iii) $916 of life insurance premiums paid on behalf of Mr. Kim.
(5)	Consists of (i) $11,323 we paid to Mr. Hollowich in lieu of a health insurance contribution, (ii) $6,330 of contributions made by us to our 401(k) plan on behalf of Mr. Hollowich and (iii) $916 of life insurance premiums paid on behalf of Mr. Hollowich.
(6)	Consists of (i) $5,987 we paid to Mr. Jasinski in lieu of a health insurance contribution, (ii) $5,800 of contributions made by us to our 401(k) plan on behalf of Mr. Jasinski, (iii) accrued vacation payout of $8,758 and (iii) $916 of life insurance premiums paid on behalf of Mr. Jasinski.

Grants of Plan-Based Awards in 2009

The following table provides information with regard to potential cash bonuses paid or payable in 2009 under our performance-based, non-equity incentive plan.

	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)
Name	Threshold ($)	Maximum ($)
Ming Hsieh	$6,000	$210,000
Paul Kim	5,000	188,000
Michael Hollowich	4,000	148,000
James Jasinski	4,000	148,000

(1)	Amounts shown in these columns are the estimated possible payouts under the 2009 bonus plan based on certain assumptions about the achievement of company and individual performance objectives. The actual amounts paid pursuant to the 2009 bonus plan are reported in the Summary Compensation Table under the column entitled “Non-Equity Incentive Plan Compensation.” The company and individual performance objectives under the 2009 bonus plan, as well the compensation committee’s pay-out determinations for the 2009 bonus plan, are detailed above under “Compensation Discussion and Analysis—Annual Cash Bonus Awards—2009 Bonus Plan.”

Equity Compensation Plan Information

Information about our equity compensation plans at December 31, 2009 that were either approved or not approved by our stockholders was as follows:

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Options(a)	Weighted- Average Exercise Price of Outstanding Options(b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column(a))(c)
Equity compensation plans approved by our stockholders(1)	1,204,426	$8.77	2,349,410
Equity compensation plans not approved by our stockholders(2)	—	—	—
Total	1,204,426	$8.77	2,349,410

(1)	Includes our 2000 Stock Option Plan and our 2004 Equity Incentive Plan. However, no future grants may be made under our 2000 Stock Option Plan.
(2)	All of our equity compensation plans were approved by our stockholders.

Outstanding Equity Awards at December 31, 2009

The following table summarizes the number of securities underlying outstanding equity awards for each named executive officer as of December 31, 2009, as well as the number of outstanding unvested restricted stock units held by our named executive officers as of December 31, 2009.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)		Market Value of Shares or Units of Stock that Have Not Vested ($)(2)
Ming Hsieh	—	—	$—	—	—		$—

Paul Kim	—	—	—	—	50,000	(1)	519,500

Michael Hollowich	—	—	—	—	7,500	(1)	77,925
	2	—	0.60	—	—
	4,570	—	1.00	—	—
	30,845	—	4.50	—	—
	21,336	—	4.50	—	—

James Jasinski	—	—	—	—	18,750	(1)	194,813
	10,000	—	0.60	—	—
	40,000	—	0.75	—	—
	40,000	—	1.00	—	—
	45,583	—	4.50	—	—
	34,417	—	4.50	—	—

(1)	These units were granted pursuant to our 2004 Plan. 25% of the units subject to these grants vest on each anniversary of the grant date, with the result that 100% of the units subject to these grants will be fully vested on the fourth anniversary of the grant date. If the employment of a named executive officer terminates prior to the vesting of some or all of the units, then the unvested units will be forfeited back to us; provided that Mr. Kim is entitled to acceleration of vesting in the event of a change in control of our company.
(2)	Determined by multiplying the number of shares by $10.39, the closing price for our Common Stock on the NASDAQ Global Select Market on December 31, 2009.

Option Exercises and Stock Vested

The following table provides information regarding (i) exercises of stock options by each of our named executive officers during 2009 and (ii) restricted stock units held by our named executive officers that vested in 2009.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Ming Hsieh	—	$—	—	$—
Paul Kim	—	—	25,000	216,250
Michael Hollowich	15,660	103,201	3,750	32,438
James Jasinski	20,000	115,659	7,500	68,875

(1)	Represents the difference between the exercise price and the fair market value of the Common Stock on the date of exercise.
(2)	Determined by multiplying the number of shares acquired on vesting by $8.65, the closing price for our Common Stock on the NASDAQ Global Select Market on November 27, 2009.

Employment Agreements

Employment Agreement with Paul Kim

We entered into an employment agreement with Paul Kim, our Chief Financial Officer, on January 5, 2004. On August 29, 2010, we entered into an amendment to Mr. Kim’s employment agreement, effective as of January 1, 2009. The employment agreement provides for an initial annual base salary of $208,000 and a one-time initial bonus of $20,000. Mr. Kim is also eligible to receive an annual incentive bonus at the discretion of our compensation committee. Compensation for Mr. Kim is subject to normal periodic review by our compensation committee. Mr. Kim’s current annual base salary, as approved by our Board of Directors, is $274,000 and he is currently eligible to receive an annual bonus of from 2% to 70% of his annual base salary. Mr. Kim is eligible to participate in any and all plans providing general benefits to our employees, subject to the provisions, rules and regulations applicable to each such plan. For 2009, Mr. Kim’s base salary constituted 77.6% of his total compensation.

Mr. Kim’s employment agreement also provides that he is eligible to participate in our stock incentive plan. On November 29, 2007 Mr. Kim was granted 100,000 restricted stock units. 25% of the units vest on each anniversary of the grant date, with the result that 100% of the units will be fully vested on the fourth anniversary of the grant date. In the event of a change of control, all unvested units will immediately vest. In February 2010, our Compensation Committee approved a grant of 40,000 restricted stock units to Mr. Kim. Such grant was made effective as of May 15, 2010. 25% of the units vest on each anniversary of the grant date, with the result that 100% of the units will be fully vested on the fourth anniversary of the grant date. In addition, in the event of a change of control, all unvested units will immediately vest.

Mr. Kim’s employment may be terminated at any time, with or without cause, by Mr. Kim or by us. If Mr. Kim terminates his employment as the result of our failure to elect and maintain Mr. Kim as our Chief Financial Officer, we will continue to pay Mr. Kim his base salary for the three months following the termination of employment. Pursuant to the terms of Mr. Kim’s employment agreement, as amended, if Mr. Kim terminates his employment within two hundred and seventy (270) days following a “Control Event,” we are required to provide continued payment of Mr. Kim’s base salary for the twelve months following the termination of employment. For the purposes of the employment agreement, a “Control Event” is (a) a sale of substantially all of our assets to a natural person not currently affiliated, directly or indirectly, with us or to an entity in which at least 50% of the voting power is held by a person or persons who are not stockholders of Cogent immediately prior to the consummation of such transaction (such natural person or entity, defined therein to be a non-affiliate), (b) a sale or transfer, by us or any of our stockholders, to a non-affiliate of Shares of capital stock or other securities having at least 50% of our voting power following such sale, or (c) a consolidation, merger or other reorganization involving Cogent in which the surviving corporation, whether or not Cogent, is a non-affiliate, in each case in a single transaction or a series of related transactions, other than a public offering of such capital stock pursuant to a registration statement declared effective by the SEC.

The payment of any amount to Mr. Kim upon the termination of his employment that is subject to the requirements of Code Section 409A(b)(2)(i) of the Internal Revenue Code shall be delayed until the later of (i) the date necessary to comply with Section 409A(a)(2)(B)(i) of the Internal Revenue Code, or (ii) the date that is eighteen (18) months following the execution date of the Employment Agreement Amendment. Additionally, Cogent has the right to amend or terminate the employment agreement at any time, including a retroactive amendment, to the extent such amendment or termination is required to comply with Section 409A(a)(2)(A)(i) of the Internal Revenue Code and Section 1.409A-1(h) of the Treasury Regulations. “Termination” of employment shall mean a “separation from service” as defined in Section 409A(a)(2)(A)(i) of the Internal Revenue Code and Section 1.409A-1(h) of the Treasury Regulations.

Employment Agreement with Michael Hollowich

We entered into an employment agreement with Michael Hollowich, our Executive Vice President, Operations, in February 2001. The employment agreement provides for an initial base salary of $150,000 per year. Compensation for Mr. Hollowich is subject to normal periodic review by our compensation committee. Mr. Hollowich’s current annual base salary, as approved by the Board of Directors, is $216,000, and he is currently eligible to receive an annual bonus of from 2% to 70% of his annual base salary. Mr. Hollowich is eligible to participate in any and all plans providing general benefits to our employees, subject to the provisions, rules and regulations applicable to each such plan.

Mr. Hollowich’s employment may be terminated at any time, with or without cause and with or without notice, by Mr. Hollowich or us. The employment agreement states that Mr. Hollowich’s employment is of no set duration.

In November 2007, Mr. Hollowich was granted 15,000 restricted stock units. 25% of the units vest on each anniversary of the grant date, with the result that 100% of the units will be fully vested on the fourth anniversary of the grant date.

In February 2010, our Compensation Committee approved a grant of 16,000 restricted stock units to Mr. Hollowich. Such grant was made effective as of May 15, 2010. 25% of the units vest on each anniversary of the grant date, with the result that 100% of the units will be fully vested on the fourth anniversary of the grant date.

For 2009, Mr. Hollowich’s base salary constituted 57.1% of his total compensation.

Employment Agreement with James J. Jasinski

We entered into an employment agreement with James J. Jasinski, our Executive Vice President, Federal and State Systems, in May 2002. The employment agreement provides for an initial base salary of $160,000 per year and a one-time sign-on bonus of $10,000. Compensation for Mr. Jasinski is subject to normal periodic review by our compensation committee. Mr. Jasinski’s current annual base salary, as approved by the Board of Directors, is $216,000 and he is currently eligible to receive an annual bonus of from 2% to 70% of his annual base salary. Mr. Jasinski is eligible to participate in any and all plans providing general benefits to our employees, subject to the provisions, rules and regulations applicable to each such plan.

Mr. Jasinski’s employment may be terminated at any time, with or without cause and with or without notice, by Mr. Jasinski or us. The employment agreement states that Mr. Jasinski’s employment is of no set duration.

In November 2007, Mr. Jasinski was granted 15,000 restricted stock units. 25% of the units vest on each anniversary of the grant date, with the result that 100% of the units will be fully vested on the fourth anniversary of the grant date.

In November 2008, Mr. Jasinski was granted 15,000 restricted stock units. 25% of the units vest on each anniversary of the grant date, with the result that 100% of the units will be fully vested on the fourth anniversary of the grant date.

In February 2010, our Compensation Committee approved a grant of 16,000 restricted stock units to Mr. Jasinski. Such grant was made effective as of May 15, 2010. 25% of the units vest on each anniversary of the grant date, with the result that 100% of the units will be fully vested on the fourth anniversary of the grant date.

For 2009, Mr. Jasinski’s base salary constituted 67.5% of his total compensation.

Potential Payments Upon Termination or Change in Control

Assuming a change in control occurred on December 31, 2009 and Mr. Kim’s employment was terminated, he would have been entitled to change in control benefits totaling an aggregate of $787,500. These benefits are detailed below. The compensation committee believes it is important to provide these benefits in order to retain the services of Mr. Kim.

Pursuant to the employment agreement of Mr. Kim, if he terminates his employment within two hundred and seventy (270) days following a “Control Event”, we are required to provide continued payment of Mr. Kim’s base salary for the twelve months following the termination of employment. Assuming Mr. Kim terminated his employment as of December 31, 2009 following a Control Event, Mr. Kim would be entitled to be paid $268,000 over the twelve month period following such termination in accordance with our regular payroll practices.

Mr. Kim holds restricted stock units that would immediately vest in the event of a “Change in Control.” Assuming a Change in Control occurred on December 31, 2009, Mr. Kim would be entitled to accelerated vesting of 50,000 restricted stock units with a value of $519,500, based on the $10.39 closing price of our Common Stock on the NASDAQ Global Select Market on December 31, 2009.

For purposes of Mr. Kim’s employment agreement, a “Control Event” is (a) a sale of substantially all of our assets to a natural person not currently affiliated, directly or indirectly, with us or to an entity in which at least 50% of the voting power is held by a person or persons who are not shareholders of us immediately prior to the consummation of such transaction (such natural person or entity, a “Non-Affiliate”), (b) a sale or transfer, by us or any of our shareholders, to a Non-Affiliate of shares of capital stock or other securities having at least 50% of our voting power following such sale, or (c) a consolidation, merger or other reorganization involving us in which the surviving corporation, whether or not us, is a Non-Affiliate, in each case in a single transaction or a series of related transactions, other than a public offering of such capital stock pursuant to a registration statement declared effective by the Securities and Exchange Commission.

For purposes of Mr. Kim’s restricted stock unit agreement, “Change in Control” means the occurrence of any of the following: (i) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 promulgated under the Exchange Act), directly or indirectly, of stock of the Company representing more than fifty percent (50%) of the total combined voting power of our then-outstanding voting stock; or (ii) a transaction or series of related transactions in which the stockholders of the Company immediately before the transaction(s) do not retain immediately after the transaction(s) direct or indirect beneficial ownership of more than fifty percent (50%) of the total combined voting power of our outstanding voting securities or the entity to which our assets were transferred, as the case may be; or (iii) our liquidation or dissolution.

Compensation Committee Interlocks and Insider Participation

In fiscal 2009, the members of our compensation committee were Messrs. Bolger, Stenbit and Thornton, who are all non-employee directors. None of such committee members (i) was, during fiscal 2009, an officer or employee of us or any of our subsidiaries, or (ii) is formerly an officer of us or any of our subsidiaries. No executive officer of Cogent has served as a member of the Board of Directors or compensation committee of any entity that has or has had one or more executive officers who served as a member of Cogent’s Board of Directors or compensation committee during the 2009 fiscal year.

Certain Relationships and Related Transactions

Since January 1, 2009, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeds $120,000 and in which any director, executive officer or beneficial holder of more than 5% of any class of our voting securities or members of such person’s immediate family had or will have a direct or indirect material interest.

Procedures for Approval of Related Party Transactions

Pursuant to the charter of our audit committee, all transactions between us and any of our directors, executive officers or related parties are subject to review by our audit committee. We maintain entity level controls and procedures that are designed to ensure that all transactions required to be disclosed under paragraph (a) of Item 404 of Regulation S-K are brought to the attention of the audit committee. No such transactions occurred and, as a result, the audit committee did not review any such transactions during fiscal year 2009 to determine whether they were within the scope of paragraph (a) of Item 404.

Risks Related to Compensation Policies and Practices

The compensation committee has considered whether our overall compensation program for employees in 2010 creates incentives for employees to take excessive or unreasonable risks that could materially harm our company. We believe that several features of our compensation policies for management employees appropriately mitigate such risks, including a mix of long- and short-term compensation incentives that we believe is properly weighted, the uniformity of compensation practices across our company and the use of our 2010 business plan, which the compensation committee regards as setting an appropriate level of risk taking for our company, as a baseline for bonus plan targets for our management. We also believe our internal legal and financial controls appropriately mitigate the probability and potential impact of an individual employee committing our company to a harmful long-term business transaction in exchange for short-term compensation benefits.

Section 16(a) Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers, directors and persons who beneficially own more than 10% of our common stock to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms filed by such person.

Based solely on our review of such forms furnished to us and written representations from such reporting persons, we believe that all filing requirements applicable to our executive officers, directors and more than 10% stockholders were met in a timely manner during the fiscal year ended December 31, 2009.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information concerning the beneficial ownership of the shares of our Common Stock as of August 27, 2010 by (i) each person we know to be the beneficial owner of 5% or more of the outstanding shares of our Common Stock; (ii) each executive officer listed in the Summary Compensation Table; (iii) each of our directors; and (iv) all of our executive officers and directors as a group. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power with respect to all shares of our Common Stock shown as beneficially owned by such stockholder. Unless otherwise indicated, the address of the individuals listed below is the Company’s principal executive offices.

	Shares Beneficially Owned
Name or Group of Beneficial Owners	Number	Percent(1)
Named Executive Officers:
Ming Hsieh	34,369,965	38.9%
Paul Kim	—	*
Michael Hollowich(2)	56,753	*
James Jasinski(3)	170,000	*

Directors:
John Bolger(4)	33,125	*
John P. Stenbit(5)	73,125	*
Kenneth R. Thornton(6)	78,125	*

5% Stockholders
Blackrock Inc.(7)	5,186,918	5.78%
55 East 52nd Street
New York, NY 10055

Executive officers and directors as a group (7 persons)(8)	34,781,093	39.3%

*	Represents less than 1%.
(1)	Applicable percentage ownership is based on 88,389,700 shares of our Common Stock outstanding as of August 27, 2010. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, based on factors including voting and investment power with respect to shares, subject to the applicable community property laws. Shares of our Common Stock subject to options currently exercisable, or exercisable within 60 days after August 27, 2010, are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other person.
(2)	Consists of 56,753 shares issuable upon the exercise of options that are exercisable within 60 days after August 27, 2010.
(3)	Consists of 170,000 shares issuable upon the exercise of options that are exercisable within 60 days after August 27, 2010.
(4)	Consists of 33,125 shares issuable upon the exercise of options that are exercisable within 60 days after August 27, 2010.
(5)	Consists of 73,125 shares issuable upon the exercise of options that are exercisable within 60 days after August 27, 2010.
(6)	Includes 73,125 shares issuable upon the exercise of options that are exercisable within 60 days after August 27, 2010.
(7)	Based solely upon the Schedule 13G filed on January 29, 2010 by Blackrock Inc.
(8)	Includes an aggregate of 406,128 shares issuable upon the exercise of options granted to our executive officers and directors that are exercisable within 60 days after August 27, 2010

Annex II

August 29, 2010

Board of Directors

Cogent, Inc.

639 North Rosemead Blvd., Building 1

Pasadena, CA 91107

Members of the Board:

You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of common stock, par value $0.001 per share (“Company Common Stock”), of COGENT, INC. (the “Company”), other than 3M COMPANY (the “Parent”) and its affiliates, and the stockholders entering into the Tender Agreement (as defined below) (collectively, the “Excluded Persons”) of the Consideration (as defined below) to be received by such stockholders pursuant to the terms of the Agreement and Plan of Merger, dated as of August 29, 2010 (the “Merger Agreement”), by and among the Company, Parent and VENTURA ACQUISITION CORPORATION, a wholly owned subsidiary of the Parent (the “Purchaser”). The Merger Agreement provides, among other things, (i) that the Purchaser will commence a tender offer (the “Offer”) to purchase all of the shares (the “Shares”) of Company Common Stock that are issued and outstanding for $10.50 per share, net to the seller in cash (the “Consideration”) and (ii) for the merger (the “Merger”) of the Purchaser with and into the Company pursuant to which the Company will be the surviving corporation and each outstanding Share will be converted into the right to receive the Consideration. Concurrently with the execution of the Merger Agreement and as an inducement to Parent and Purchaser’s willingness to enter into the Merger Agreement, certain stockholders of the Company holding Shares constituting approximately 39% of the issued and outstanding Shares will enter into a Voting and Tender Agreement (the “Tender Agreement”), pursuant to which they have agreed, subject to certain conditions and limitations, to tender all of their Shares in the Offer and, if applicable, vote their Shares as provided in the Tender Agreement.

In arriving at our opinion, we have reviewed the Merger Agreement, the Tender Agreement and certain publicly available business and financial information relating to the Company. We have also reviewed certain other information relating to the Company, including certain financial forecasts, provided to or discussed with us by the Company and have met with the Company’s management to discuss the business and prospects of the Company. We have also considered certain financial and stock market data of the Company, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to that of the Company and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not independently verified any of the foregoing information and have assumed and relied on such information being complete and accurate in all material respects. With respect to the financial forecasts for the Company referred to above, the management of the Company has advised us, and we have assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the future financial performance of the Company. We also have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Offer or the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company and the contemplated benefits of the Offer and the Merger and that the Offer and the Merger will each be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal.

II-1

Our opinion addresses only the fairness, from a financial point of view, to the holders of Shares (other than the Excluded Persons) of the Consideration to be received in the Offer or the Merger and does not address any other aspect or implication of the Offer or the Merger or any other agreement, arrangement or understanding entered into in connection with the Offer or the Merger or otherwise, including, without limitation, the Tender Agreement or the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Offer or the Merger, or class of such persons, relative to the Consideration or otherwise. The issuance of this opinion was approved by our authorized internal committee.

Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof and upon certain assumptions regarding such financial, economic, market and other conditions, which are currently subject to unusual volatility and which, if different than assumed, could have a material impact on our analyses. Our opinion does not address the merits of the Offer or the Merger as compared to any alternative transaction or strategy that may be available to the Company, nor does it address the Company’s underlying decision to proceed with the Offer and the Merger at all or as compared to any alternative transaction or strategy.

We have acted as financial advisor to the Company in connection with the Offer and the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Offer. We also became entitled to receive a fee upon the rendering of our opinion. In addition, the Company has agreed to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. We and our affiliates have in the past provided, are currently providing and in the future we may provide investment banking and other financial services to the Company and its affiliates, for which we and our affiliates have received, and would expect to receive, compensation, including having acted as financial advisor to the Company in connection with its review of various strategic alternatives. We and our affiliates may in the future provide financial advice and services to the Company, the Parent and their respective affiliates for which we and our affiliates would expect to receive compensation. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates own accounts and for the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, the Parent and any other company that may be involved in the Offer or the Merger, as well as provide investment banking and other financial services to such companies.

It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Offer and the Merger and does not constitute advice or a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the Offer or the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Shares in the Offer or the Merger is fair, from a financial point of view, to such stockholders, other than the Excluded Persons.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Storm Duncan
Managing Director

II-2

Annex III

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate

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of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253 or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

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(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this

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section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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